UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

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| EMPLOYEES RETIREMENT SYSTEM OF THE CITY OF ST. LOUIS,<br><br>　　　　　　　Plaintiff,<br><br>　v.<br><br>FS/KKR ADVISOR, LLC,<br><br>　　　　　　　Defendant. | No.<br><br>**VERIFIED COMPLAINT** |

**TABLE OF CONTENTS**

Plaintiff Employees Retirement System of the City of St. Louis ("Plaintiff"), by its undersigned counsel, brings this action derivatively on behalf of and for the benefit of FS KKR Capital Corporation ("FSK" or the "Fund") against FS/KKR Advisor, LLC ("FS/KKR" or "Defendant") pursuant to Section 36(b) of the Investment Company Act of 1940 (the "ICA"), 15 U.S.C. § 80(a)-35(b). The following allegations are based on knowledge as to Plaintiff and Plaintiff's own actions, and on information and belief as to all other matters, based on the investigation of Plaintiff's counsel, which included, among other things, a review and analysis of documents, including filings with the Securities and Exchange Commission ("SEC"), news reports, and other publicly available materials. Plaintiff believes that a reasonable opportunity for discovery will yield additional substantial evidentiary support for the allegations herein.

## I.    NATURE OF THE ACTION

1.    Defendant is the investment adviser of FSK and has inflated the value of FSK's assets to extract windfall fees in violation of Section 36(b) of the ICA. FSK's stockholders suffer as a result.

2.    FSK is a management investment company treated as a business development company ("BDC") under the ICA. Unlike investment funds that buy and sell publicly traded stocks with readily observable market prices, FSK holds loans to private companies whose value must be estimated. Under FSK's Investment Advisory Agreement, Defendant manages FSK in exchange for advisory fees calculated by reference to FSK's gross assets and pre-incentive fee net investment income. Those metrics depend in significant part on Defendant's own valuation judgments and accrual-based income-recognition policies. As a result, when Defendant assigns higher values to FSK's assets, delays markdowns, or recognizes additional non-cash income, FSK pays Defendant higher fees.

3.    The estimated value that Defendant assigns to each loan is called its "fair value." The total fair value of all FSK's investments, minus its liabilities, divided by the number of

shares outstanding, yields FSK's net asset value per share ("NAV"). NAV is the fundamental

measure of what each share of the Fund is worth. When FSK's stock trades at a price below

NAV and related fees, it signals that the market does not believe the Fund's assets are worth

what Defendant says they are. A related metric is the ratio of fair value to amortized cost

("FV/AC ratio"). "Amortized cost" is essentially what FSK paid for an investment, adjusted

over time for repayments and accrued interest. When the FV/AC ratio falls below 1.0, it means

that, by Defendant's own estimates, the investments are worth less than what FSK paid for

them.

4.      A significant portion of FSK's reported income consists of payment-in-kind

interest ("PIK"). In a typical loan, the borrower pays interest in cash on a current basis, typically

monthly or quarterly. In a PIK arrangement, instead of paying cash, the borrower adds the owed

interest to the loan's principal balance—effectively paying with an IOU rather than cash. FSK

records this accrued interest as income and Defendant collects fees on it quarterly in cash, even

though FSK and its stockholders have not received any actual cash and may never collect it if

the borrower ultimately cannot repay. The Investment Advisory Agreement governing

Defendant's role with FSK does not require Defendant to return fees previously collected on

PIK income that proves uncollectible.

5.      Defendant has inflated the value of FSK's assets and extracted fees on the

inflated value. As of March 31, 2026, FSK's stock traded at a 45.9% discount to reported NAV,

signaling the market's judgment that Defendant's reported asset values do not reflect true

economic value. The portfolio's FV/AC ratio fell to 0.9171, reflecting net unrealized

depreciation of $1.109 billion—the largest in the observation period.[1] The FV/AC ratio has

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[1] Q3 2023 through Q1 2026.

remained below 1.0 for nearly the entire period since a June 2021 merger,[2] meaning the portfolio has never been worth what was paid for it. Yet, Defendant collected fees on the full gross assets all the while.

6.    Further, PIK income nearly doubled from 18.3% of net investment income ("NII") in FY2021 to 34.3% in FY2025, reaching $224 million. This leaves FSK strapped for cash. As a regulated investment company, FSK is required to distribute at least 90% of its investment company taxable income to stockholders to maintain its tax status. PIK income is generally treated as income when accrued, even though the borrower does not pay cash at that time. As a result, FSK must fund cash distributions on income it has recorded but not yet received in cash. In FY2025, cash income covered only 55% of declared distributions, creating a $354 million shortfall. Over FY2023–FY2025, the cumulative cash gap reached $642 million, while Defendant extracted $484 million in incentive fees over the same period.

7.    A closer look at individual investments in FSK's portfolio reveals the same troubling pattern. One example is FSK's loan to Kellermeyer Bergensons Services, a company that experienced financial distress. Twice, the loan was restructured to change the way interest was paid to permit PIK instead of cash payments. This arrangement allowed Defendant to continue reporting income and collecting fees on the loan, even though FSK was not actually receiving cash and the borrower's financial health was declining. Adding to the concern, Defendant held governance influence over the borrower and influenced the reconstruction of these loans. Even more striking, two different portions of the same loan were valued very differently at the same time—one was marked at 101.4% of its original cost, while the other was marked at just 13.9%. This wide gap suggests that income may have been selectively recognized in ways that maximized fee-eligible earnings. Other loans showed similar red flags:

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[2] On June 16, 2021, FS KKR Capital Corp. II merged with and into FSK, with FSK as the surviving company. The current Investment Advisory Agreement became effective on that date.

they moved on and off "non-accrual" status (a designation that halts income recognition because payment is unlikely), allowing Defendant to collect incentive fees during the periods when they were classified as performing. By the first quarter of 2026, the number of investments on non-accrual had more than doubled compared to the end of 2024.

8.      These problems did not occur in a vacuum—conditions in the broader financial markets made FSK's situation worse and should have prompted Defendant to lower the reported values of FSK's investments. In particular, the rise of artificial intelligence disrupted the software industry, causing the market value of loans to software companies to fall sharply. By mid-March 2026, market data for broadly observed software loans showed the typical software loan was trading at just 86 cents on the dollar (meaning investors would only pay 86% of the loan's face value). FSK had significant exposure to this troubled sector: 16.4% of its portfolio was invested in Software & Services companies, and another 13.9% was invested through a joint venture focused on software. Credit rating agencies took notice of these risks and downgraded both FSK and similar investment funds. FSK's own lenders responded by reducing the amount they were willing to lend to FSK by approximately $650 million.

9.      Despite all this turmoil, Defendant's reported portfolio values barely budged, showing a standard deviation (a measure of how much values fluctuate) of only 0.51% over ten quarters. Such remarkable stability in the face of significant market stress is highly implausible and suggests that Defendant failed to adjust its valuations to reflect reality.

10.      Section 36(b) of the ICA imposes a fiduciary duty on investment advisers to ensure that the compensation they receive from an investment company is not excessive. Defendant breached that fiduciary duty here by receiving investment advisory fees from FSK that are so disproportionately large that they bear no relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

11.     The aggregate amount of fees paid to Defendant by FSK totaled $1.696 billion over the five years since the June 2021 merger, during which time FSK's NAV per share declined 23%, from $27.17 to $20.89, and investors experienced $848 million in cumulative net realized losses. Over this same period, Defendant's share of gross cash realized by investors was 59.7% cumulatively, and in FY2024, Defendant's fees exceeded 100% of investors' gross cash returns—meaning the adviser took more in fees than investors received in total. For every $1.00 of net cash return to investors, Defendant took $1.48 in fees. The asymmetry became even more pronounced in FY2025, when Defendant received approximately $342 million in fees against only approximately $103 million in net cash return to investors—approximately $3.32 in fees for every $1.00 of net cash return.

12.     Plaintiff brings this action to (i) recover for FSK the excessive and unlawful investment advisory fees extracted by Defendant in violation of its fiduciary duty under Section 36(b) of the ICA; and (ii) seek equitable relief under Sections 36(b) and 47(b) of the ICA.

## II.     JURISDICTION AND VENUE

13.     This action is brought by Plaintiff on behalf of FSK pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b).

14.     The Court has subject matter jurisdiction over these claims pursuant to Sections 36(b)(5) and 44 of the ICA, 15 U.S.C. §§ 80a-35(b)(5), 80a-43, and 28 U.S.C. § 1331.

15.     Personal jurisdiction and venue are proper in this judicial district pursuant to Section 44 of the ICA, 15 U.S.C. § 80a-43, and 28 U.S.C. § 1391(b). Defendant transacts business in this district, its largest branch office is located in this district, and many of the acts and transactions giving rise to Plaintiff's claims occurred in this district.

16.     No pre-suit demand on FSK's board of directors (the "Board") is required, as the requirements of Fed. R. Civ. P. 23.1 do not apply to actions brought under Section 36(b) of the ICA. *See Daily Income Fund, Inc. v. Fox*, 464 U.S. 523, 542 (1984).

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## III.    THE PARTIES

### A.    Plaintiff

17.    Plaintiff is a stockholder of FSK and has continuously owned shares of FSK since at least February 2020.

### B.    Defendant

18.    Defendant is a Delaware limited liability company registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, with its principal place of business in Philadelphia, Pennsylvania. Defendant is jointly operated by (i) FSJV Holdco, LLC, an affiliate of Franklin Square Holdings L.P., which does business as Future Standard) and (ii) KKR Credit Advisors (US) LLC ("KKR Credit"), an affiliate of KKR & Co. Inc. Defendant is responsible for managing FSK's investment activities, subject to the oversight of FSK's Board. Defendant's largest branch office is located at 30 Hudson Yards, New York, NY 10001, and has a FINRA branch registration. 89 employees perform investment advisory functions from this location, the single largest number of advisory personnel at any of Defendant's other branch offices.

19.    Defendant provides investment advisory and management services to FSK, including sourcing and evaluating investment opportunities, conducting due diligence, negotiating and structuring investments, monitoring portfolio companies, and managing FSK's day-to-day investment operations pursuant to the Investment Advisory Agreement.

20.    Defendant's investment committee, which manages FSK's portfolio, is comprised of four KKR Credit appointees and four Future Standard appointees. Compensation for Investment Committee members and other investment advisory personnel is borne by Defendant or its affiliates. As part of Defendant's additional role as FSK's administrator, FSK reimburses Defendant for its administrative and operational expenses, which includes the allocable portion of the compensation and related expenses of certain Future Standard and KKR

Credit personnel providing administrative services to FSK on behalf of Defendant. Future

Standard, through its affiliate FSJV Holdco, LLC, and KKR Credit each hold a 25-50%

membership interest in Defendant, and each therefore shares in the advisory fees Defendant

collects from FSK as a result of its ownership stake.

## C.    Relevant Non-Parties

### 1.    Future Standard

21.    Future Standard is the current business name of Franklin Square Holdings, L.P.,

an alternative asset manager formerly known as FS Investments, which rebranded as Future

Standard in July 2025. Future Standard reports approximately $94 billion in assets under

management as of March 31, 2026.

22.    Because Future Standard provides investment personnel to Defendant,

including half of the members of Defendant's investment committee, and jointly operates

Defendant with KKR Credit Future Standard benefits from the advisory relationship between

Defendant and the Fund.

### 2.    KKR Credit

23.    KKR Credit is the credit-investment business of KKR & Co. Inc., which is an

investment firm headquartered at 30 Hudson Yards, New York, NY 10001. KKR Credit jointly

operates Defendant with Future Standard and provides credit-investment personnel, including

half of the members of Defendant's investment committee, sourcing capabilities, underwriting

resources, and investment management infrastructure used in managing FSK. KKR Credit

benefits from the advisory relationship between Defendant and the Fund.

### 3.    FSK

24.    FSK is a closed-end management investment company that has elected to be

regulated as a BDC under the ICA. FSK itself has no employees. FSK's common stock trades

on the New York Stock Exchange under the ticker symbol "FSK." FSK is a Maryland

corporation, but does not appear to have any offices or operations in Maryland and neither

Defendant (the advisor to FSK under the ICA) nor FSJV Holdco, LLC nor KKR Credit are authorized to do business in Maryland.

## IV.    BACKGROUND OF DEFENDANT'S GROSSLY EXCESSIVE FEES

### A.    FSK's Organization and Operations

25.    BDCs were established by Congress in 1980 as part of the Small Business Investment Incentive Act of 1980, which primarily sought to encourage the flow of capital to small and middle market companies at a time when bank balance sheets were strained. BDCs typically serve as a vehicle for investors to participate in direct lending to middle market companies. The vast majority of BDCs were created in the last 15 years as the direct lending market scaled and matured.

26.    BDCs earn money primarily through the interest payments they receive for the capital they lend. They also collect income from origination and prepayment fees and other lending-related charges. In some instances, BDCs take equity stakes in their portfolio companies and can realize capital gains. As of March 2025, BDC assets under management exceeded $475 billion.

27.    FSK is a BDC under the ICA and has also elected to be treated as a regulated investment company ("RIC") for U.S. federal income tax purposes. RICs can pass income through to investors, avoiding double taxation where both the RIC and the investors pay tax on the same income. The pass-through income allowable by RICs means the Fund avoids paying corporate income taxes on profits passed on to its stockholders. The only imposed income tax is on individual stockholders.

28.    Investment companies must meet certain obligations and criteria to qualify as a RIC. A RIC must earn at least 90% of its income from capital gains, interest, or dividends from investments. It must also distribute a minimum of 90% of its NII in the form of interest,

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dividends, or capital gains to its stockholders. Additionally, at least 50% of the RIC's assets must be in cash, cash equivalents, or securities.

29.    FSK's investment objectives are to generate current income and, to a lesser extent, long-term capital appreciation. FSK also represents that its risk-management approach is designed to limit downside risk and preserve capital. FSK invests predominantly in private U.S.-based companies with $50 million to $150 million or more of EBITDA, and its portfolio is comprised primarily of investments in senior secured loans and second lien secured loans of private middle-market U.S. companies and, to a lesser extent, subordinated loans and certain asset-based financing loans. FSK's public materials emphasize that FSK benefits from KKR Credit's global, multi-channel origination network of financial sponsors, corporate issuers, and third-party intermediaries.

30.    As of March 31, 2026, FSK's portfolio investments consisted primarily of first lien senior secured loans, which represented 59.6% of the portfolio at fair value, but also included second lien senior secured loans, 3.8%; other senior secured debt, 0.3%; subordinated debt, 0.8%; asset-based finance investments, 13.5%; its Credit Opportunities Partners JV ("COPJV") investment, 13.9%; and equity/other investments, 8.1%. Within the equity/other category, FSK held approximately $750 million of preferred equity investments at fair value. These equity positions carry higher risk than secured debt because they offer no guaranteed return, lack collateral backing, and place investors last in line for repayment during bankruptcy. Equity investments also face higher volatility and greater potential for loss.

31.    FSK's reported portfolio composition also obscures important differences within the "first lien senior secured" category, which accounted for 59.6% of the portfolio at fair value as of March 31, 2026. FSK does not disclose what portion of that category consists of traditional first lien loans, as opposed to unitranche or other "one-stop" financing structures. That distinction matters. A traditional first lien loan may sit above junior debt that absorbs

losses before the senior lender, while a unitranche or one-stop facility can combine what would otherwise be senior and junior debt into a single financing package. As a result, loans FSK reports under the same "first lien senior secured" label may have materially different risk, recovery and valuation characteristics.

32.    FSK's public disclosures reinforce the relevance of this distinction. FSK describes its strategy as providing customized credit solutions to upper middle-market companies and emphasizes that the KKR Credit platform can originate, commit to, and hold positions in excess of $1 billion in a single transaction and underwrite an entire transaction. Those descriptions are consistent with one-stop financing arrangements, including unitranche structures. Yet FSK's filings do not disaggregate the extent to which its $7.3 billion first lien senior secured book consists of traditional first lien loans versus unitranche or similar structures. That lack of disaggregation reinforces that different instruments with different recovery profiles are reported under a single line item and valued through a Level 3 process controlled by Defendant, even though those valuations affect the gross asset base on which Defendant's management fee is calculated.

33.    This opacity directly benefits Defendant because where higher-risk first lien, unitranche or one-stop loans are marked using assumptions more consistent with traditional senior-secured recovery expectations, the resulting marks overstate risk-adjusted fair value. Those marks increase FSK's reported gross assets and therefore increase the base management fee paid to Defendant. The failure to disaggregate these materially different structures also makes it more difficult for the Board and stockholders to evaluate whether Defendant's fair value marks appropriately reflect the risk embedded in FSK's largest reported asset category.

34.    The opacity of Defendant's valuation discretion is compounded by the 21.4% of the portfolio by fair value classified as "Other Income Producing Investments" as of December 31, 2025, defined as investments that "pay or are expected to pay interest, dividends

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or other income to the Company on an ongoing basis but do not have a stated interest rate, stated dividend rate or other similar stated return." In other words, more than one-fifth of FSK's portfolio consisted of income-producing assets without a stated contractual interest rate, stated dividend rate, or similar stated return. That matters because stated cash coupons and dividend rates provide objective reference points for assessing expected income, borrower performance, and valuation assumptions. Assets without those stated return terms place greater weight on Defendant's judgment as Valuation Designee.

35.     This opaque category grew from 16.4% of the portfolio in FY2024 to 21.4% in FY2025 and remained elevated at 20.3% as of March 31, 2026. That increase occurred during the same period in which credit conditions were deteriorating, PIK income was rising, and FSK's NAV was declining. The expansion of this less transparent category is significant because it increases the portion of FSK's portfolio for which valuation and income-recognition judgments depend less on stated contractual return terms and more on Defendant-controlled assumptions. Because Defendant's fees are calculated based on reported gross assets and reported income, that additional discretion directly bears on the compensation Defendant receives. Separately, FSK also held substantial exposure to the COPJV (an off-balance-sheet joint venture mostly funded by FSK) and equity/other investments, further reinforcing that a meaningful portion of FSK's portfolio consisted of assets whose values depended on Level 3 judgments rather than readily observable market prices.

36.     FSK's largest sector exposures by fair value were Software & Services (16.4%), COPJV (13.9%), Health Care Equipment & Services (12.8%), Commercial & Professional Services (12.7%), and Capital Goods (11.9%). The COPJV valuation depends on assumptions controlled by Defendant, and the income derived from COPJV contributes to the asset and income base on which Defendant's fees are calculated. FSK does not consolidate COPJV in its financial statements.

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37.    As of March 31, 2026, FSK had investments in 236 portfolio companies across 23 industries, with total investments at fair value of approximately $12.3 billion and exposure to its ten largest portfolio companies by fair value of 20%.

38.    FSK is overseen by a Board consisting of eleven directors, nine of whom are identified as "independent" directors. The Board has established four standing committees: an Audit Committee, a Valuation Committee, a Nominating and Corporate Governance Committee, and a Compensation Committee. All eleven FSK directors also serve, or have served, on the boards or governing bodies of other funds managed by Defendant or its affiliates, including KKR FS Income Trust ("K-FIT") and KKR FS Income Trust Select ("K-FITS").

39.    Like many externally managed BDCs, FSK does not have employees and does not expect to have employees. Services necessary for FSK's business are provided by individuals who are employees of Defendant or its affiliates, or by individuals contracted by Defendant, FSK, or their respective affiliates to work on FSK's behalf under the Investment Advisory Agreement and the Administration Agreement.

40.    The Board is responsible for selecting, monitoring, and overseeing FSK's service providers, including its investment adviser, and approving all agreements with service providers, among other things.

**B.    Defendant Is FSK's Investment Adviser, Administrator, and Valuation Designee**

41.    Defendant serves as the investment adviser to, and manages the day-to-day operations of, FSK pursuant to the terms of the Investment Advisory Agreement. Defendant's services under the Investment Advisory Agreement are not exclusive, and Defendant is free to provide similar advisory services to other entities, including other FS/KKR-affiliated funds, such as K-FIT and K-FITS.

42.    Defendant is responsible for managing the Fund's portfolio of securities, including determining the composition of FSK's portfolio and the nature and timing of any

changes to the portfolio, structuring investments, determining the investments that FSK makes, retains or sells, and determining the fair value of debt and equity securities that are not publicly traded and whose market prices are not readily available.

43.     Defendant is also the valuation designee (the "Valuation Designee") of FSK's portfolio investments pursuant to SEC Rule 2a-5 under the ICA, 17 C.F.R. § 270.2a-5.

44.     Defendant's valuation role is not collateral or incidental to the advisory services for which it is paid. Under the Investment Advisory Agreement, Defendant is responsible for executing, monitoring and servicing FSK's investments, and for providing investment advisory, research, and related services reasonably required for the investment of FSK's funds. For a portfolio composed largely of illiquid Level 3 private-credit assets, those advisory services necessarily include determining, monitoring, and updating the fair value of investments whose market prices are not readily available. FSK's own public filings confirm that point: Defendant has been designated as FSK's Valuation Designee, has day-to-day responsibility for implementing the portfolio valuation process, and determines the fair value of FSK's investment portfolio each quarter.

45.     SEC Rule 2a-5 establishes a framework for how BDCs determine the fair value of their investments. It requires investment companies to assess valuation risks and set fair value methodologies, and it allows boards to designate the investment adviser for valuation, subject to board oversight.

46.     FSK's Board is charged with overseeing Defendant's valuation process. While FSK's public filings state that the Valuation Designee's valuation process and fair value determination are subject to the oversight of the Board, the Board's role in that process is not detailed. Nonetheless, under Rule 2a-5, the Board retains ultimate responsibility for fair valuation determinations.

47.     FSK's portfolio comprises Level 3 assets, meaning debt and equity securities that are not publicly traded or whose market prices are not readily available, so the fair value of those assets come from models controlled by Defendant.

48.     FSK values its investments quarterly at fair value as determined by Defendant, as well as any third-party valuation provider ("IVP") that may be engaged by Defendant.

49.     The determination of fair value of FSK's portfolio investments is subjective and part of a conflict-ridden process. Specifically, the value of illiquid private credit instruments—assets lacking observable market quotations—is determined by Defendant using an analysis controlled by Defendant, while Defendant is paid higher fees based on higher valuations. Those fees are paid out of FSK's assets, and economically, FSK's stockholders bear the cost dollar-for-dollar through reduced equity.

50.     In other words, Defendant is the same affiliated entity that controls the marks and gets paid on the marks: its fair value determinations drive FSK's reported asset values and NAV, while those same reported asset values and related income recognition affect the gross-asset and NII-based fees FSK pays Defendant. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of market volatility, credit spread widening, or liquidity stress.

51.     Defendant serves the additional role as FSK's Administrator pursuant to an Administration Agreement between Defendant and FSK. Pursuant to the Administration Agreement, Defendant oversees FSK's day-to-day operations, which includes providing office space, equipment and office services, general ledger accounting, fund accounting, legal services, investor relations, government and regulatory affairs activities, and other administrative services. Defendant also performs or oversees FSK's operations and required administrative services, including maintaining financial records, preparing reports to stockholders and reports filed with the SEC, preparing and filing tax returns, and generally

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overseeing payment of FSK's expenses. FSK reimburses Defendant for services performed under the Administration Agreement.

### C.    The Advisory Compensation Structure

52.    All investment professionals are provided by and paid for by Defendant, and FSK reimburses Defendant for its allocable portion of the compensation paid by Defendant to FSK's Chief Compliance Officer and Chief Financial Officer and their respective staffs.

53.    FSK bears all other costs and expenses of its operations, administration and transactions, including (i) investment advisory fees, including management fees and incentive fees, to Defendant pursuant to the Investment Advisory Agreement; (ii) administrative expenses to Defendant pursuant the Administration Agreement; and (iii) all other costs and expenses of its operations and transactions.

54.    The fees FSK pays Defendant for its advisory services are governed by the Investment Advisory Agreement.

55.    The Investment Advisory Agreement is to be approved annually by a majority of the FSK Board, as well as a majority of the independent directors. On April 17, 2025, the Board re-approved the current Investment Advisory Agreement.

56.    Pursuant to the Investment Advisory Agreement, FSK pays Defendant fees for its investment advisory services consisting of two components: a management fee and an incentive fee.

#### 1.    Management Fee

57.    Defendant is paid a base management fee of 1.5% of FSK's average weekly value of gross assets (excluding cash) financed using leverage up to 1.0x debt-to-equity, permanently reduced to 1.0% on gross assets financed using leverage over 1.0x debt-to-equity. Because FSK has consistently operated at leverage ratios between 1.11x and 1.30x throughout the relevant period, a substantial portion of the fee base is subject to the reduced 1.0% rate. But

that reduced rate does not eliminate the conflict. The fee is still calculated on gross assets, not net assets, meaning each additional dollar of borrowing expands the fee base regardless of whether the borrowed capital generates positive returns for stockholders.

58.     The leverage built into the fee structure therefore benefits Defendant while magnifying the risks borne by FSK's stockholders. As of FY2025, approximately half of FSK's total capitalization consisted of borrowed capital, yet those borrowed assets generated management fees for Defendant while also amplifying FSK's exposure to credit deterioration across the portfolio. The effective fee burden on stockholder equity far exceeded the stated rate: Defendant's FY2025 base management fee of $206 million represented approximately 3.52% of FSK's year-end net assets of $5.849 billion, more than double the stated 1.5% rate and more than triple the reduced 1.0% rate. Over the five fiscal years since the June 2021 merger, Defendant collected approximately $1.066 billion in base management fees alone, while FSK's total capitalization declined approximately 20%, NAV per share fell 23% and investors experienced $848 million in cumulative net realized losses. Defendant, as the sole party responsible for investment selection, portfolio monitoring, and the arrangement of FSK's borrowing facilities, maintained elevated leverage throughout this period of cascading realized losses, ensuring that its management fee revenue remained substantial even as the stockholders' capital it was paid to steward eroded by nearly a billion dollars.

59.     Moreover, the post-merger Investment Advisory Agreement effective June 16, 2021 retained the tiered rate reduction that had been adopted in 2019, but simultaneously eliminated the total return lookback provision—a safeguard that previously required Defendant's incentive fees to be measured against cumulative fund performance, rather than income in isolation. The net effect was to trade away a meaningful protection for stockholders in exchange for a marginal rate concession that primarily benefits the fund only when leverage exceeds 1.0x debt-to-equity.

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### 2. Incentive Fee

60.    FSK pays Defendant an incentive fee with two separate components: an income-based incentive fee and a capital-gains incentive fee.

61.    The income-based incentive fee—which FSK labels the "subordinated income incentive fee"—is calculated quarterly. Defendant receives 17.5% of FSK's pre-incentive fee NII after FSK clears a 1.75% quarterly hurdle (7.0% annualized), subject to a catch-up between 1.75% and 2.12%. Within that catch-up range, Defendant receives 100% of pre-incentive fee NII until its incentive fee equals 17.5% of all pre-incentive fee NII for the quarter; above 2.12%, Defendant receives 17.5% of the excess. This fee structure is particularly problematic because (i) it includes PIK income in NII, which allows Defendant to collect current cash fees on non-cash accrued income that FSK may never collect in cash, (ii) it contains no total return gate and no true clawback, and (iii) the total return lookback was removed at the June 2021 merger. The "subordinated" label is misleading: it refers only to the industry-standard hurdle rate and does not subordinate Defendant's compensation to stockholder returns in any meaningful way.

62.    Pre-incentive fee NII consists of dividends, interest, and fee income accrued by FSK, less operating expenses. Because the calculation uses accrued income, it includes amounts FSK has not received in cash, including income from deferred-interest investments such as original issue discount, debt instruments with PIK interest, and zero-coupon securities.

63.    As discussed above, that feature creates a risk of future nonpayment, even as FSK issues quarterly payments to Defendant as if it had been paid in cash. When a borrower pays interest in kind, FSK records income even though cash collection depends on uncertain future repayment or refinancing. If the borrower defaults or cannot refinance at maturity, FSK may never collect the cash corresponding to that accrued income. Defendant nevertheless receives quarterly cash incentive fees on accrued PIK income when earned, and the Investment

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Advisory Agreement does not require Defendant to return those fees if the accrued income later proves uncollectible. Thus, PIK income allows Defendant to collect cash fees on non-cash, contingent income while FSK and its stockholders retain the collection risk.

64.     The second component—the capital-gains incentive fee—is payable annually in arrears and equals 20% of cumulative realized capital gains from the effective date of the Investment Advisory Agreement (June 16, 2021), net of cumulative realized capital losses and unrealized capital depreciation. The capital gains incentive fee has never been triggered because FSK has experienced cumulative net realized losses of $848 million over the five years since the merger, generating $0 in capital gains incentive fees in all five fiscal years. This fact is itself evidence of poor investment performance: Defendant has destroyed nearly $1 billion in investor principal through realized losses while extracting $1.696 billion in management and incentive fees.

65.     The asymmetry is built into the Investment Advisory Agreement. For purposes of the income incentive fee, Pre-Incentive Fee NII includes accrued income from investments with deferred-interest features, including original issue discount debt instruments with payment-in-kind interest and zero-coupon securities, even where FSK has not yet received that income in cash. At the same time, the Agreement expressly excludes realized capital losses and unrealized depreciation from the income incentive fee calculation. That exclusion was a drafting choice, not an accounting necessity: the Agreement separately provides that the capital gains incentive fee is calculated net of cumulative realized capital losses and unrealized capital depreciation. The Agreement therefore incorporates downside performance when calculating one component of Defendant's compensation, but excludes that same downside from the quarterly income incentive fee that allowed Defendant to earn current cash fees on accrued non-cash income.

### D.      The Magnitude of Fees Paid by FSK

66.      To the extent Section 36(b) provides a damages limitation "start date" (but no corresponding end date), damages are limited to only those excessive fees charged during the period beginning one year prior to the complaint filing (but extending through the pendency of the action).

67.      FSK reported its advisory fees for the fiscal year ended December 31, 2025 in its 10-K filing. The aggregate amount of fees FSK paid to Defendant totaled $1.696 billion over the five fiscal years since the June 2021 merger ($220 million in FY2021, $344 million in FY2022, $407 million in FY2023, $383 million in FY2024, and $342 million in FY2025).

68.      The following table sets forth the investment management fees and incentive fees that FSK paid to Defendant over the past five years:

|  | 2021 | 2022 | 2023 | 2024 | 2025 |
|---|---|---|---|---|---|
| Base Management Fee | $173 million | $245 million | $226 million | $216 million | $206 million |
| Subordinated Income Incentive Fee (net of waiver) | $47 million | $99 million | $181 million | $167 million | $136 million |
| Capital Gains Incentive Fee | $0 | $0 | $0 | $0 | $0 |
| Total Fees | $220 million | $344 million | $407 million | $383 million | $342 million |

### E.      Defendant's Compensation Structure Generates Excessive Fees

69.      The Investment Advisory Agreement includes an advisory fee structure based on FSK's gross assets, which serves to artificially boost fees in several ways.

70.      First, FSK's assets are "Level 3" assets, meaning debt and equity securities that are not publicly traded or whose market prices are not readily available. This means that the value of those assets is determined by Defendant and comes from models controlled by Defendant. Defendant's fee is based on those self-interested fair value determinations.

71.     Second, PIK interest is capitalized into the principal balance and amortized cost basis of the underlying investment. As a result, FSK records additional investment income and a higher contractual amount owed, even though it has not received corresponding cash and ultimate collection may depend on the borrower's future ability to refinance or repay. Because those accrued amounts are reflected in the asset's fair value, they also increase the total asset base on which Defendant's management fee is calculated.

72.     Third, Defendant's incentive fee is based on a percentage of pre-incentive fee NII, which includes, in the case of investments with a deferred interest feature (such as a PIK interest), accrued income that FSK may not have received in cash. Thus, the same non-cash PIK accrual can benefit Defendant by increasing the gross asset base used to calculate the management fee and by increasing fee-bearing NII used to calculate the income incentive fee. Furthermore, in instances where Defendant has received an incentive fee based on deferred income that is ultimately uncollected by FSK, the Investment Advisory Agreement fee structure does not provide for a clawback requiring Defendant to return the incentive fees previously received on that unrealized interest income. Although future NII may be lower if the investment later stops accruing income, is placed on non-accrual, or is written down, that future effect does not compensate FSK for cash incentive fees already paid to Defendant on income that was never actually realized.

**F.     PIK Income and Fee Conflict**

**1.     What Is PIK and How it Works**

73.     A significant feature of FSK's portfolio is a type of non-cash PIK income. In a typical loan, the borrower pays interest in cash each quarter. In a PIK arrangement, instead of paying cash, the borrower adds the owed interest to the loan's principal balance, effectively paying with an IOU rather than cash. PIK therefore allows borrowers—often companies facing

distress or cash constraints—to defer cash interest payments until loan maturity, causing the debt balance to grow over time.

74.     ASC Topic 946 provides GAAP accounting guidelines for investment companies. Under ASC Topic 946, when a borrower elects to pay interest in kind rather than in cash, the accrued PIK amount is capitalized into the loan's principal balance and amortized cost basis. Each quarter, FSK records investment income equal to the PIK coupon multiplied by the outstanding balance. That income increases the asset's cost basis but generates no cash inflow to the Fund.

75.     PIK arrangements eliminate a critical market signal that exists in conventional cash-pay loans. With a cash-pay loan, the periodic coupon functions as an independent indicator of credit performance: if the borrower fails to deliver a scheduled cash interest payment, the absence of that payment is observable, binary, often constitutes an event of default, and forces the investment manager to confront whether the position should be reclassified as nonperforming. The cash coupon is, in effect, an honest broker—it either arrives or it does not, and its non-arrival can trigger evaluation of non-accrual, valuation, and disclosure consequences.

76.     PIK securities eliminate this mechanism. Because the contractual terms permit (or require) the borrower to satisfy its interest obligation by adding to the outstanding principal balance rather than delivering cash, there is never a moment at which the absence of a cash payment forces Defendant (the Valuation Designee) to acknowledge deterioration. Rather, the borrower's obligation is "met" on paper regardless of whether the underlying enterprise could service a cash coupon of equivalent magnitude. The position remains technically "performing" under its contractual terms even as the credit quality of the borrower may be declining.

77.     This creates a defensive marking dynamic. Because PIK allows a borrower to remain contractually current without making cash interest payments, the Valuation Designee

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can maintain the position as income-producing and delay the moment when credit deterioration must be reflected through a formal non-accrual designation or distressed mark. Rather than forcing a gradual, cash-pay-based reassessment of fair value as the borrower's ability to service debt deteriorates, PIK preserves the appearance of performance until impairment becomes too significant to defer. The result is a cliff-marking dynamic: the position remains marked at or near par and continues generating fee-bearing income for as long as possible, then moves sharply lower when a restructuring, non-accrual designation or other credit event makes the deterioration unavoidable. The result is that PIK positions occupy a valuation limbo that serves Defendant's interests: the position is never formally classified as nonperforming (preserving the income accrual and the incentive fees earned on that accrual), yet the fair value marks move further below cost (acknowledging, implicitly, that full recovery is uncertain). Defendant avoids the headline risk of a non-accrual reclassification and continues to earn fees on the compounding PIK income throughout the descent.

### 2.      How PIK Inflates Defendant's Fees

78.      PIK income affects Defendant's compensation across both components of its fee structure.

79.      First, PIK interest is included in net investment income and therefore contributes directly to the income-based incentive fee calculation. When a borrower pays interest in kind, FSK records income even though cash collection depends on future repayment or refinancing. Defendant nevertheless receives quarterly cash incentive fees on that accrued PIK income.

80.      Second, because PIK interest is capitalized into the principal balance and amortized cost basis of the underlying investment, it increases FSK's gross assets. The base management fee is calculated on FSK's average weekly gross assets, so PIK income expands

the asset base on which Defendant's management fee is calculated, even though the Fund has not received any corresponding cash.

81.     Accordingly, a single PIK dollar benefits Defendant across both components of its compensation: the income incentive fee (through inflated NII) and the management fee (through an expanded gross asset base).

82.     Critically, the Investment Advisory Agreement does not include a clawback mechanism requiring Defendant to return incentive fees received on accrued income that FSK never actually collects in cash. Although future NII may be lower if the investment later stops accruing income, is placed on non-accrual, or is written down, that future effect does not compensate FSK for cash incentive fees already paid to Defendant on income that was never realized. Defendant's incentive fees are calculated quarterly and payable in arrears shortly after each quarter-end, meaning incentive fees are paid on income that remains contingent on the borrower's future ability to refinance or repay the underlying obligation. The risk of non-collection is borne entirely by FSK and its stockholders, while Defendant retains the fees.

### 3.    PIK Has Increased Significantly at FSK

83.     A large and growing portion of FSK's net investment income consists of noncash PIK interest. In FY2025, noncash PIK interest income was $224 million, or 34.3% of FSK's NII. PIK as a percentage of NII nearly doubled from 18.3% in FY2021 to 34.3% in FY2025. Moreover, as of Q1 2026, quarterly PIK as a percentage of NII reached 32.5%.

84.     FSK's PIK income is high relative to peers. As recognized by financial news sources, more of the investment income booked by FSK is in the form of IOU's (PIK), not cash in hand, than is the case at other BDCs. Based on a late-2025 analysis by Pitchbook, among the top 15 BDCs, PIK loans accounted for an average of 16% of total investments, with five of the top 15 BDCs holding a majority of that exposure. FSK reportedly held the second largest amount of PIK loans across that 15-BDC cohort.

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85.     Industry participants, including BDCs, have asserted that much PIK income is structured at origination for performing credits with growth prospects, and FSK management has stated that approximately half of its PIK income came from "regular way" new business while the remainder related to existing portfolio companies reinvesting in growth. But that theory remains unproven given the rise of underwritten PIK in recent years and limited exits of those investments to date.

86.     The concentration of PIK income within FSK's portfolio is significant. The top six PIK positions generated approximately $99 million, or 44% of all PIK income in FY2025, demonstrating significant concentration in a small number of positions. The largest single PIK position, athenahealth Inc. preferred stock, generated $40.3 million in PIK income alone, representing 18% of total PIK income.

87.     Several of these top PIK positions exhibit fair value marks materially below amortized cost, with FV/Cost ratios ranging from approximately 54% to 99%. Those discounts are significant because they reflect Defendant's own judgment that the full contractual balance, including accrued non-cash PIK, may not be recoverable in cash. But the markdowns did not undo the fees already generated by the prior accrual of that PIK income. Nor did they necessarily end the fee asymmetry: where a position continues to accrue PIK and remain income-producing despite a material discount to cost, Defendant can continue earning fees on non-cash income even while its own marks acknowledge impaired recoverability. The issue is therefore not simply that Defendant marked certain PIK positions below cost, but that the recognition of impairment is delayed and incomplete relative to the period during which those same positions generated fee-bearing NII.

88.     An estimated $20 million to $47 million of Defendant's FY2025 subordinated income incentive fees were attributable to PIK income, depending on the allocation methodology used.

**4.      PIK Creates a Cash Shortfall for FSK and Its Stockholders**

89.      FSK has elected to be treated as a RIC for U.S. federal income tax purposes, which means that FSK must distribute at least 90% of its investment company taxable income to stockholders. PIK interest is taxable when accrued, regardless of whether it has been received in cash. FSK therefore must fund cash distributions to stockholders on income it has not actually received in cash.

90.      The result is an asymmetrical structure that benefits Defendant while burdening FSK and its stockholders: accrued PIK income increases pre-incentive fee NII and therefore supports Defendant's quarterly cash incentive fees, but FSK must distribute cash on income that may not be collected until maturity, if ever. As PIK income has grown, so too has the mismatch between FSK's cash income and the cash distributions it must fund.

91.      In FY2025, cash net investment income ($430 million) covered only 55% of declared distributions ($784 million), creating a $354 million cash shortfall. This was not a one-year anomaly: FSK's cash NII failed to cover declared distributions in each year from FY2023 through FY2025, and the shortfall widened each year. Over FY2023–FY2025, FSK distributed $2,422 million but earned only $1,780 million in cash NII, with the cumulative $642 million gap funded by non-earning sources—including borrowings and, when available, equity issuance—while Defendant extracted $484 million in incentive fees over the same period.

| FSK CASH NII & DIVIDEND COVERAGE | | | |
|---|---|---|---|
| | **FY2023** | **FY2024** | **FY2025** |
| GAAP NII ($M) | $892 | $813 | $654 |
| Less: PIK Interest Income ($M) | ($144) | ($211) | ($224) |
| Cash NII ($M) | $748 | $602 | $430 |
| Less: Distributions Declared ($M) | ($826) | ($812) | ($784) |
| Cash NII − Distributions ($M) | ($78) | ($210) | ($354) |
| PIK as % of NII | 16.1% | 26.0% | 34.3% |
| Dividend Coverage % | 90.6% | 74.1% | 54.8% |
| Ending Diluted Shares (M) | 280.1 | 280.1 | 280.1 |

92.      Recent market analysis confirms the significance of this cash-coverage issue for BDC investors. In June 2026, Reuters reported that dividends at U.S.-listed private credit lenders rested on thinner cash cushions than headline earnings suggested. Reuters found that median dividend coverage across 46 BDCs fell to 0.99x in the first quarter of 2026, and that excluding PIK income, median coverage fell further to 0.89x. Reuters further reported that, after adjusting for PIK, 33 BDCs had coverage below 1.0x, compared with 25 BDCs on a reported basis. Reuters explained that PIK allows borrowers to defer cash interest by adding it to loan balances while BDCs record the interest as income before receiving cash, which can flatter dividend coverage and delay signs of borrower stress. That market-wide analysis is consistent with FSK's own experience: as PIK income increased, FSK's cash NII coverage of declared distributions fell sharply, and FSK later reduced its dividend following its Q1 2026 results.

93.      Historically, FSK has covered its cash shortfall through borrowings and, when its stock traded above NAV, equity issuance. With FSK's stock now trading at a massive 45.9% discount to NAV, equity issuance as a funding avenue is materially constrained. FSK has disclosed that it is "not generally able to issue and sell [its] common stock at a price below net asset value per share," and that "[i]f [its] common stock trades at a discount to net asset value, this restriction could adversely affect [its] ability to raise capital."

94.      Sustained cash earnings coverage below 100% for BDCs is viewed negatively. According to Fitch Ratings, high levels of PIK can hurt the cash earnings coverage of BDCs' dividends because PIK is collected in cash only upon final repayment. BDCs can exhibit cash earnings coverage below 100% despite strong growth in NII from higher rates due to elevated PIK income. FSK's cash earnings coverage has declined sharply, from approximately 91% in FY2023 to 55% in FY2025.

95. The below visual shows the PIK circularity trap described and its significant financial harm to FSK, and therefore, FSK's stockholders:


THE PIK CIRCULARITY TRAP
How Non-Cash Income Creates a Self-Reinforcing Cycle of Value Destruction at FS KKR Capital Corp
1 90% of Investment Company Taxable Income ("ICTI") Required to Be Distributed
2 ICTI Includes PIK
3 Non-Cash PIK Creates Cash Shortfall
4 Adviser Collects Fee on PIK
5 Cash Shortfall Must Be Funded
6 Shortfall Covered by New Debt, Increasing Gross Assets
7 Management Fee, Based on Gross Assets, Increases
8 NAV Declines Due to Debt Increase & Distribution of Cash
CYCLE REPEATS
each period
3-YEAR CUMULATIVE IMPACT
FY2023 – FY2025
$2,359M GAAP NII (ICTI Proxy)
$579M PIK Income (Non-Cash)
$1,780M Cash NII Available
$2,422M Distributions Declared
($642M) CASH SHORTFALL
$484M Sub. Income Incentive Fees Paid
$119M Est. Fee on PIK Income
45% of FY2025 distributions not covered by cash earnings
Source: FSK 10-K filings (FY2023–FY2025). GAAP NII used as proxy for ICTI; FSK does not separately disclose ICTI.

## V. DEFENDANT'S VALUATION PRACTICES AND CONFLICTS OF INTEREST

### A. The Conflict Architecture

96. Defendant's dual role as the investment adviser and the Valuation Designee creates a conflict architecture in which Defendant simultaneously controls the marks on FSK's assets and benefits financially from higher marks. The conflict operates at multiple levels.

97. First, Defendant's management fee is calculated on FSK's average weekly gross assets. Every 1% increase in FSK's reported asset values adds approximately $1.9 to $2.0 million in annual base management fees alone, before accounting for any additional incentive fees or other platform benefits tied to maintaining elevated NAV and reported asset values.

98. Second, Defendant's income-based incentive fee is 17.5% of NII above a 1.75% quarterly hurdle. Because NII includes PIK income, which generates no current cash, Defendant earns quarterly cash incentive fees on accrued income that FSK may not ultimately collect. At the same time, accrued PIK increases the contractual principal balance and amortized cost basis of the underlying investment and, to the extent those accrued amounts are

reflected in fair value, also increases the asset base used to calculate Defendant's base management fee. As set forth above, a single PIK dollar thus benefits Defendant across all three components of its compensation. *See supra* §IV.F.2.

99.     Third, many of FSK's portfolio positions may be co-invested alongside other FS/KKR-affiliated vehicles. Defendant therefore marks positions in which the platform entities have economic exposure. A markdown on an FSK portfolio asset could signal impairment across affiliated vehicles, impair fundraising narratives for Future Standard and KKR Credit, and create economic incentives to hold marks stable that extend beyond FSK's own fee structure.

100.    Fourth, the FS/KKR platform operates FSK alongside affiliated funds K-FIT and K-FITS, among others, with potential portfolio overlap. Adjusting a mark in one vehicle logically affects all affiliated vehicles holding the same position. The systemic incentive is to maintain mark consistency across the platform, even where the credit profile of a given position has deteriorated, because a markdown in one fund would create pressure to make conforming adjustments across the platform. This would result in potentially reducing fees, impairing reported performance, and undermining capital-raising efforts across multiple affiliated vehicles simultaneously.

101.    The determination of fair value of FSK's portfolio investments is subjective. FSK's portfolio comprises Level 3 assets, i.e., debt and equity securities that are not publicly traded or whose market prices are not readily available. This means that the fair value of those assets comes from models controlled by Defendant. Those fees are paid out of FSK's assets, and economically, FSK's stockholders bear the cost dollar-for-dollar through reduced equity. This alignment creates an inherent incentive for Defendant to inflate, stabilize, or delay markdowns of portfolio valuations, particularly during periods of credit spread widening or liquidity stress.

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B.    **FV/AC Ratio Shows Implausibly Low Variability**

102.    An analysis of Defendant's valuation practices confirms that Defendant has maintained fair value marks for FSK's portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the risk profile of the Fund's portfolio. Over the relevant period, credit conditions materially deteriorated across the private credit market, including rising interest burdens, increased use of PIK structures, growing non-accruals, and increasing realized losses that warranted downward adjustments in asset values.

103.    Based on an analysis of 10 quarters of FSK's reported data (Q3 2023 through Q4 2025), FSK's fair value-to-cost (FV/AC) marks exhibit implausibly low variability. For the 10 quarters from Q3 2023 through Q4 2025, the FV/AC ratio fluctuated in a band of just .0077 percentage points (95.44% Q3 2023 to 94.67% Q4 2025), with a standard deviation of only 0.51% and a coefficient of variation of 0.53%. Those figures suggest not ordinary fair value volatility, but smoothing: FSK's marks remained almost fixed within a narrow corridor while the economic conditions affecting the portfolio changed materially. During this same period, the Federal Reserve raised rates to a 23-year high, credit spreads widened and contracted, the software sector repriced in response to disruption from AI developments, and FSK's own NAV declined 16.1% for Q3 2023–Q4 2025. The NAV coefficient of variation (5.56%) for that period is more than ten times the FV/AC coefficient, meaning the NAV of FSK moved materially, but the reported marks on the underlying investment portfolio remained strikingly smooth. The result is economically counterintuitive: the stockholders absorbed substantial volatility and value loss, while the asset marks used to support Defendant's gross-asset-based fees reflected only minimal movement.

104.    By comparison, FSK's reported FV/AC volatility of 0.51% over the 10 quarters from Q3 2023 through Q4 2025 was unusually low relative to the volatility reflected in FSK's own NAV and relative to the risk profile of a portfolio that includes middle-market loans,

second lien loans, subordinated debt, preferred equity, the COPJV investment, and other equity-like exposures.

105.    The Q1 2026 marks show that the preceding ten quarters of stability reflected valuation smoothing rather than actual credit stability. In that single quarter, FSK's portfolio-wide FV/AC ratio fell from 94.7% to 91.7%, a 3-percentage point decline. That one-quarter drop was almost four times the entire 0.77% percentage point range in which FSK's FV/AC ratio had moved during the preceding ten quarters combined. Net unrealized depreciation expanded from $732 million to $1.109 billion, and NAV per share fell 9.9% from $20.89 to $18.83 in Q1 2026.

106.    If the Q1 2026 markdown reflected a sudden, exogenous shock to FSK's portfolio, such an abrupt departure from ten quarters of near-flat marks might be explicable. But the conditions affecting FSK in Q1 2026 were not materially discontinuous from those that had been developing over the prior three to four quarters. Restrictive monetary policy, elevated borrower interest burdens, increased PIK reliance, rising non-accrual risk, and software-sector repricing had all been developing well before Q1 2026.

107.    The magnitude and abruptness of the Q1 2026 reset is therefore best understood not as a response to a discrete credit event, but as delayed recognition of cumulative deterioration that Defendant's valuation process had failed to reflect incrementally across prior quarters. During those prior quarters, Defendant continued to collect inflated management fees on the smoothed asset base and inflated incentive fees on income streams supported by those marks.

108.    Furthermore, that degree of supposed stability cannot be reconciled with FSK's actual portfolio composition. FSK's portfolio is not composed solely of liquid, broadly syndicated first-lien loans. As explained, it includes middle-market loans, second lien loans, subordinated debt, preferred equity, the COPJV investment, and other equity-like exposures.

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Many of these assets are illiquid, Level 3 instruments that sit lower in the capital structure than the assets reflected in public senior-loan indices. Accordingly, FSK's marks should move at least as much as, and likely more than, comparable public proxies.

109.    While the marks have not remained static, they appear unusually smooth relative to the risk profile of the underlying portfolio. The divergence between expected and reported volatility undermines the independence of the valuation process and calls into question whether the resulting asset values and income streams—used to calculate management and incentive fees—accurately reflect the portfolio's true economic performance.

110.    The pattern is not consistent with a valuation process that gradually incorporates deteriorating credit conditions. If Defendant were marking illiquid, Level 3 private credit assets in real time, borrower-level deterioration would be expected to appear through incremental fair-value declines as credit risk increased, refinancing prospects weakened, cash interest coverage deteriorated, or PIK reliance grew. Instead, FSK's marks remained unusually stable and close to cost until certain credits were placed on non-accrual, restructured or otherwise subjected to more abrupt recognition events. That cliff-marking pattern shows that Defendant's valuation process delayed recognition of and failed to accurately reflect appropriate economic deterioration, allowing Defendant to continue earning management fees and income-based incentive fees on reported asset values and accrued income before the loss was borne by stockholders.

111.    Recent public reporting confirms that valuation practices in private credit and BDCs have become a focus of federal scrutiny. In May 2026, Bloomberg and the Financial Times reported that the U.S. Attorney's Office for the Southern District of New York was examining valuation practices at BlackRock TCP Capital Corp., a publicly traded BDC, after it disclosed a sharp reduction in net asset value. Public reports described the inquiry as focused on a structural issue directly relevant here: private-credit assets are illiquid, investors depend

on manager-determined marks, and those marks can affect the fees managers collect from the vehicles they advise. U.S. Attorney Jay Clayton likewise emphasized the same concern, stating that if managers are "mismarking in order to generate fees," that has "always been a no-no." Although those reports concerned a different BDC, they underscore the significance of the conflict alleged here: in private credit, valuation discretion is not merely an accounting issue— it directly affects adviser compensation.

112.    The Financial Stability Board has identified the same structural vulnerabilities in private credit. In its May 2026 report on private-credit vulnerabilities, the FSB observed that private-credit valuations are often conducted less frequently than public-market marks and may involve significant discretion, which can amplify uncertainty during periods of stress. The FSB also noted that valuation practices and limited data transparency pose challenges, that increased reliance on payment-in-kind loans can signal deteriorating credit conditions and that multiple layers of leverage may amplify losses during market stress. These observations underscore the significance of the conflict alleged here: in private credit, valuation discretion, PIK income and leverage are not peripheral accounting details. They are core features of the asset class that directly affect reported NAV, reported income, investor risk and, under FSK's Investment Advisory Agreement, Defendant's compensation.

## C.    The Persistent NAV Erosion

113.    The persistent and widening gap between FSK's reported NAV and its market price underscores the inflated values Defendant assigns to FSK's portfolio. FSK has experienced a consistent erosion in NAV per share over the last 12 reported quarters. As of March 31, 2026, FSK's common stock traded at a 45.9% discount to reported NAV. That discount signals the market's judgment that Defendant's reported asset values do not reflect true economic value. And the sustained NAV erosion signals that realized and unrealized losses

are compounding. Yet Defendant has collected management fees on its reported asset values, thereby resulting in excessive management fees.

114.    FSK reported that the fair value of its portfolio investments was $12.269 billion for the first quarter of 2026, an approximately $740 million drop from the prior quarter, versus an amortized cost of $13.378 billion. These figures reflect net unrealized depreciation of $1.109 billion, the largest in the observation period. The FV/AC ratio fell to 0.9171, meaning the portfolio was marked at only 91.7 cents on the dollar of what was paid for it. That late-period markdown does not cure the problem. To the contrary, the size and timing of the Q1 2026 marks support the conclusion that prior marks had delayed or dampened recognition of credit deterioration that had been building over earlier quarters. The existence of this substantial depreciation confirms that Defendant's valuation judgments directly affect FSK's reported NAV and, because Defendant's advisory fees are calculated on FSK's asset base, the amount of fees Defendant collects.

115.    The portfolio has only briefly, if ever, been worth what FSK paid for it. Indeed, the FV/AC ratio has remained below 1.0 throughout the entire observation period of Q3 2023 through Q1 2026 and was only briefly above 1.0 since the June 2021 merger, yet Defendant collects fees on the full gross assets. The fact that fair value remained below amortized cost throughout the period is significant because it shows that FSK's own marks reflected persistent credit deterioration. But the later expansion of that gap to more than $1.1 billion in Q1 2026 shows that prior marks understated the extent of that deterioration and delayed recognition of losses while Defendant continued collecting fees based on gross assets and reported income. Nor did the Q1 2026 reset eliminate the concern: even after the markdown, FSK continued to trade at a substantial discount to reported NAV, impaired credits continued to carry meaningful fair values, and certain PIK positions continued to generate fee-bearing income despite marks indicating serious doubt about recoverability.

**D.    Additional Indicators of Asset Quality Deterioration**

116.    In addition to the non-accrual rate escalation and NAV erosion, over the last three quarters, additional indicators in FSK's portfolio have signaled asset quality deterioration, including: (i) increasing leverage combined with decreased asset coverage ratio; (ii) less senior composition; (iii) earnings deterioration and dividend cut; and (iv) dual rating downgrades to junk.

117.    Increasing leverage: As of March 31, 2026, FSK's gross debt-to-equity ratio was 1.38x, up from 1.3x in the prior quarter and 1.19 in Q3 2025. The upward trend in leverage was largely driven by increased borrowings and NAV deterioration. At the same time, FSK's asset coverage ratio shrank to 18.0% from 26.7% during 2025. When leverage rises because the denominator (equity/NAV) is shrinking rather than because capital is being deployed productively, that is an indicator that asset quality is declining.

118.    Portfolio seniority mix: Direct first-lien loans comprised only 60% of FSK's portfolio as of March 31, 2026, and only 58% in Q4 2025 and Q3 2025, well below the peer median of 80-90%. This structural weakness creates greater asset volatility in a credit downturn, and less senior composition means higher loss severity when credits go south.

119.    Declining earnings and dividend cut: FSK reported a net loss of $441 million in Q1 2026 and generated only $117 million in net investment income in Q1 2026. In Q4 2025, FSK reported a net loss of $114 million in Q4 2025 and generated just $11 million in net income for full year 2025. In February 2026, FSK cut its dividend from $0.70 to $0.48 per share.

120.    Dual rating downgrades to junk: In March 2026, Moody's downgraded FSK to junk status as a result of a marked deterioration in asset quality relative to peers. On April 9, 2026, Fitch Ratings also downgraded FSK to junk status, citing deteriorating asset quality, high non-accrual loans and elevated leverage.

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121. These indicators—which all moved adversely in the same direction simultaneously—point to broader portfolio stress rather than idiosyncratic losses. During its February 25, 2026 earnings call, FSK acknowledged that its "problem companies" (such as Medallia and Cubic Corp) accounted for only 50% of net realized and unrealized losses, meaning that half of the losses came from credits that were not flagged as problems. This shows that Defendant's own watch-list or monitoring process was not capturing the full scope of deteriorating positions ahead of the losses, meaning the positions were not properly marked.

122. As a result of the structural conflict arising from Defendant's management fees being based on gross assets and incentive fees based on income and gains, Defendant has no financial incentive to mark aggressively downward and has significant incentive to mark conservatively upward until the credit event is undeniable. And scrutiny of mark timing is warranted in light of the loss recognition FSK exhibited.

E.    Valuation Governance: The IVP's Limited Role

123. To provide an appearance of independence in the valuation process, FSK retains IVP's at the direction of Defendant. However, the scope of the IVP's role is limited, and Defendant may determine to use its internal valuation team to value certain investments, rather than an IVP.

124. The disclosed process does not state that IVP independently verifies the information it receives. It relies primarily on data provided by Defendant as the Valuation Designee. The architecture is circular: Defendant originates the investments, accrues the PIK income that inflates their cost basis, selects the information provided to the IVP, and then uses the IVP's conclusions (valuation ranges derived from that unverified data) to support Defendant's fair value determinations on which Defendant's own fees are calculated. This circular information flow undermines the objectivity that the valuation governance framework is intended to provide.

### F.    SEC Enforcement Precedent

125.    Regulatory authorities have recognized that adherence to formal valuation procedures does not satisfy an adviser's fiduciary obligations where those procedures fail to produce fair value determinations that reflect prevailing market and credit conditions.

126.    In a recent enforcement action, the SEC found that an investment adviser breached its fiduciary duty by pricing loans based on internal conventions without adequately accounting for market dislocation, notwithstanding the existence of valuation policies, internal credit processes, and third-party review mechanisms. *See In the Matter of Madison Capital Funding, LLC*, Investment Advisers Act Release No. 6948 (Feb. 25, 2026). The structural conflicts present in FSK's valuation process—where Defendant controls the inputs, selects the IVP, and benefits from the outputs—are analogous to the conflicts the SEC identified in that action.

## VI.    POSITION-LEVEL EVIDENCE OF OVERVALUATION AND FEE-CONFLICTED RESTRUCTURING

### A.    Kellermeyer Bergensons Services: A Case Study

127.    Kellermeyer Bergensons Services ("Kellermeyer") is a commercial facility services provider in which FSK held senior secured first lien term loan exposure. The Kellermeyer credit illustrates the fee-conflicted dynamics alleged throughout this Complaint: serial restructurings that converted cash-pay interest into PIK, selective non-accrual designations applied to loans to the same borrower, continued income recognition on deteriorating credits, and delayed fair-value recognition followed by abrupt markdowns when accumulated deterioration could no longer be deferred—all resulting in maximizing fee generation and preservation at the expense of stockholders. Kellermeyer carried FSK's controlled/affiliated footnote in FSK's schedules of investments during the relevant period, indicating that the investment involved a controlled or affiliated portfolio company under the ICA. That Kellermeyer was affiliated company means that FSK and Defendant had heightened

visibility into Kellermeyer's financial condition and played a key role in Kellermeyer's restructuring, valuation, and accrual decisions.

128.    Before the restructuring sequence began, FSK held a single first lien term loan to Kellermeyer with an amortized cost of approximately $357.6 million. As of Q3 2023, the loan was marked at approximately $344.5 million fair value, or 96.3% of amortized cost. Although the credit was on the verge of a restructuring that would materially alter its risk profile, FSK's reported fair value mark remained comparatively stable, preserving the gross asset base on which Defendant's management fee was calculated.

129.    In Q4 2023, the single first lien loan was split into two PIK tranches. Tranche A was assigned approximately $160.6 million of amortized cost and was marked at approximately $165.7 million fair value, or 103.2% of cost. Tranche B was assigned approximately $197.6 million of amortized cost and was marked at approximately $135.3 million fair value, or 68.5% of cost. Tranche B was immediately marked non-income-producing and non-accrual, while Tranche A remained on accrual. This first restructuring converted what had been a cash-pay loan into PIK instruments, eliminating the periodic cash coupon that otherwise would have served as an external indicator of Kellermeyer's ability to service its debt.

130.    One quarter later, in Q1 2024, Tranche B was taken off non-accrual and resumed PIK accrual. At the same time, Tranche B's amortized cost was reduced from approximately $197.6 million to $81.1 million, a substantial reduction in a single quarter. A new preferred stock position appeared at approximately $48.3 million of amortized cost and fair value, and a common stock position appeared at zero fair value. The removal of Tranche B from non-accrual after only one quarter reactivated PIK income recognition on a credit that had just been restructured due to distress, allowing Defendant to resume earning fees on accrued non-cash income.

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131.    For the next several quarters, the Kellermeyer debt tranches remained marked near or above cost and continued accruing PIK income, while the preferred equity beneath them declined sharply. From Q2 2024 through Q1 2025, Tranche A's FV/Cost ratio remained between approximately 101.9% and 102.4%, while Tranche B's FV/Cost ratio remained between approximately 92.7% and 101.9%. During that same period, the preferred stock's fair value fell from $48.3 million at inception to $25.2 million in Q2 2024 and $15.5 million in Q3 2024, before ultimately being written to zero in Q2 2025. That divergence is significant. The collapse of the junior security reflected severe borrower-level deterioration, yet the fee-bearing debt tranches continued to be marked near or above cost and continued to support PIK income recognition.

132.    In Q4 2024, the Kellermeyer debt was reworked again. The interest terms on both tranches became materially more PIK-heavy and the maturities were extended to November 2028. These changes further converted current cash obligations into non-cash accruals. That structure benefited Defendant in two ways: the PIK accruals supported fee-bearing NII for purposes of the income incentive fee and, to the extent reflected in fair value, supported the gross asset base on which Defendant's management fee was calculated. For stockholders, however, the restructuring replaced current cash interest with additional contractual principal that could be collected only if Kellermeyer later had the ability to refinance or repay.

133.    Beginning in Q2 2025, the delayed recognition of Kellermeyer's deterioration became apparent. Tranche B was placed back on non-accrual and its fair value declined sharply, from approximately $84.5 million in Q1 2025 to $47.6 million in Q2 2025. Over the next three quarters, Tranche B remained deeply impaired, declining to approximately $48.8 million in Q3 2025, $40.3 million in Q4 2025 and only $13.1 million by Q1 2026. By Q1 2026, Tranche B

was marked at just 13.9% of amortized cost, reflecting an approximately 85% decline in fair value over four quarters.

134.    Meanwhile, Tranche A—a loan to the same borrower arising from the same restructuring sequence—remained on accrual and continued to be marked above cost in every quarter. From Q2 2025 through Q1 2026, Tranche A's FV/Cost ratio remained between approximately 101.4% and 101.7%, and it continued to accrue PIK income. The same-borrower divergence is central. Defendant's own marks on Tranche B and the preferred equity reflected severe Kellermeyer deterioration, while Tranche A continued to generate PIK income and support advisory fees. That pattern shows that FSK's valuation and non-accrual process did not recognize borrower-level deterioration evenly across the Kellermeyer capital structure, but instead permitted fee-bearing income recognition to continue on one tranche while impairment was recognized elsewhere in the same borrower relationship.

135.    The preferred stock position further illustrates the same delayed-recognition pattern. When it first appeared in Q1 2024, the preferred stock was marked at exactly $48.3 million fair value and $48.3 million amortized cost. One quarter later, its fair value had fallen to approximately $25.2 million. By Q3 2024, it was marked at only $15.5 million. In Q1 2025, its fair value increased to $19.2 million despite the credit's overall distressed trajectory, before being written to zero in Q2 2025. The preferred stock therefore moved from a par mark at inception to a total wipeout in six quarters, while the fee-bearing debt tranches continued to generate PIK income during much of that period.

136.    Kellermeyer thus illustrates the cliff-marking pattern that is not reflective of fair value accounting principles, particularly for Level 3 assets. The issue is not simply that FSK eventually marked down portions of the Kellermeyer exposure. The issue is that the markdowns came only after periods in which the same borrower's debt continued to be marked near or above cost and continued generating PIK income, even while other securities in the

same capital structure reflected severe deterioration. Tranche B was ultimately marked down from near cost to 13.9% of cost, and the preferred stock was written from par to zero. Tranche A, however, remained above cost and on accrual throughout, continuing to generate fee-bearing PIK income paid in cash to Defendant.

137.    The results were devastating for investors: under a hypothetical "money good" scenario, FSK's stockholders would have received $134.2 million in cash interest and ended with $386.6 million in fair value ($478.5 million total). Instead, actual cash interest was only $45.9 million, PIK income was $48.3 million (non-cash), and ending fair value collapsed to $238.1 million—a total of $252.6 million, representing a shortfall of approximately $226 million. Yet despite this collapse, Defendant collected $31.4 million in total fees on the position, including $16.5 million in incentive fees earned largely on non-cash income that stockholders may never receive.

| MONEY GOOD VS. ACTUAL EXPERIENCE | | |
|---|---|---|
| | Hypothetical ("Money Good") | Actual |
| Cash Interest to Stockholders ($M) | $134.2 | $45.9 |
| PIK Income (non-cash) ($M) | $0.0 | $48.3 |
| Ending Fair Value ($M) | $386.6 | $238.1 |
| **Total Stockholder Value (Cash + FV) ($M)** | **$478.5** | **$252.6** |
| Base Management Fee ($M) | $18.8 | $14.9 |
| Incentive Fee ($M) | $23.5 | $16.5 |
| **Total Adviser Fees ($M)** | **$42.3** | **$31.4** |
| Net Cash to Stockholders After Fees ($M) | $91.9 | $14.5 |

138.    As a result, Kellermeyer is not merely an example of a bad credit. It is a borrower-level illustration of the structural asymmetry at the heart of this action: Defendant could earn current cash fees from non-cash income and maintained asset values, while stockholders bore the delayed economic cost through NAV erosion, unrealized depreciation, and impaired recoverability.

### B.   Additional Examples of Kellermeyer-Like Marking Behavior

139.   The Kellermeyer pattern is not isolated. Other FSK portfolio companies exhibited similar features during the period from Q4 2024 through Q1 2026: PIK-accruing positions maintained at or near par despite visible credit deterioration, delayed or selective non-accrual designations, restructurings that separated impaired and performing tranches, and eventual sharp markdowns when the deterioration could no longer be deferred.

140.   Affordable Care Inc. illustrates the pattern in the healthcare sector. FSK held affiliated first lien debt and PIK preferred equity exposure to Affordable Care totaling $163.5 million at cost, including a term loan, revolver exposure, a tranche held through the COPJV and an 11.8% PIK preferred stock position. The borrower showed visible signs of liquidity stress as revolver exposure increased materially during 2025, increasing from $1.3 million in Q4 2024 to $12.7 million by Q4 2025, a tenfold increase over five quarters. Yet FSK's debt marks remained near or above par for much of the period before declining sharply as the credit moved onto non-accrual in Q1 2026. The preferred equity position was even more telling: after being marked above cost in prior quarters, its fair value was effectively eliminated in Q1 2026, erasing years of 11.8% PIK accretion that had previously counted towards reported income and used to pay fees.

141.   The Q1 2026 non-accrual event affected every Affordable Care position simultaneously—all three debt tranches and the preferred equity. This cliff non-accrual stands in contrast to the gradual deterioration signals visible in prior quarters. Perhaps most troubling is the valuation disparity revealed upon non-accrual: the direct term loan was marked at 111.4% of cost while the identical pari passu first lien claim held through COPJV was marked at just 72.8%, a 38.6 percentage point intra-borrower gap on loans with the same seniority and security package. Such divergent marks on apparently pari passu claims of the same borrower undermine the consistency and reliability of FSK's Level 3 fair value determinations. The

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Adviser earned management fees on the full $163.5 million gross cost basis—a figure inflated by $32.7 million of PIK-driven cost accretion and revolver draws—while the actual recoverable value was $140.4 million.

142. Lionbridge Technologies Inc. shows a related good bank/bad bank dynamic. Through Q4 2024, FSK held a single first lien term loan at SF+7.0% (cash pay), marked at 101.2% of cost. By Q1 2025, the cash rate had been reduced and PIK features introduced, yet the position continued to be marked near par. In Q1 2026, the exposure was divided into separate tranches. The first, at SF+5.0% PIK, was marked at exactly 100% of cost and classified as performing, accruing PIK income that flows into the incentive fee calculation. The second, at SF+6.0% PIK, appeared on the books for the first time at just 48.1% of cost and was designated non-accrual from inception. That structure is consistent with the pattern seen in Kellermeyer: losses were isolated in one tranche while another tranche continued to be treated as performing and fee-generating. And Lionbridge, like Kellermeyer, was identified as a control portfolio company, such that Defendant had heightened visibility into the borrower's condition and restructuring.

143. Medallia Inc., one of FSK's largest software exposures and single-name positions (approximately $233 million in amortized cost), further illustrates delayed recognition of credit deterioration on a PIK-accruing position. The position consisted of a single first lien term loan bearing interest at SF+6.5%, of which 4.0% was paid-in-kind. Over six quarters from Q4 2024 through Q1 2026, the FV/AC ratio declined from 98.4% to 54.3%, representing an unrealized loss of approximately $94.3 million—the largest single-name dollar loss in the tracked portfolio. Throughout this decline, the 4.0% PIK component continued accruing, adding approximately $8.8 million to the cost basis and inflating both the gross-asset management fee base and the net investment income used to calculate the incentive fee. At a combined annual fee impact of approximately $12.8 million, Defendant was earning substantial

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compensation from a position that was destroying stockholder value at roughly eight times that rate.

144.    The trajectory of the Medallia position reveals a two-quarter cliff that raises questions about the timeliness of FSK's fair value marks. From Q2 2025 through Q3 2025, fair value was essentially stable at approximately $210–$213 million (FV/AC of 91.7–91.8%). Then, in Q4 2025, fair value fell $27.8 million to $184.7 million (−13.1%), followed by a further $58.1 million decline in Q1 2026 to $126.6 million (−31.5%). Upon non-accrual designation in Q1 2026, the PIK component was finally eliminated—but only after approximately $18 million of cumulative PIK accretion over two years had already inflated the fee base. The PIK income that generated a portion of Defendant's fees was never received in cash and is now non-recoverable.

145.    Production Resource Group LLC ("PRG") is a live events and entertainment services company that represents an extreme example of the Kellermeyer pattern in FSK's portfolio. At its peak, FSK held approximately $490 million in first lien debt across multiple tranches—virtually all at 100% PIK—making PRG one of the Fund's largest single-name exposures. In Q4 2024, this entirely PIK-paying position was marked at 102.6% of amortized cost: Defendant valued it above par despite receiving zero cash interest. Over the next five quarters, PRG was restructured three times—in Q1 2025 (new rate tranches), Q2 2025 (new rates with selective non-accrual), and Q4 2025 (debt-to-equity conversion). Each restructuring altered the capital structure in ways that obscured the continuity of the underlying credit deterioration. FSK identified PRG as a driver of "reduced valuations" in both its FY2024 and FY2025 10-K MD&A—a public acknowledgment of impairment that was not fully reflected in the fair value marks until after the restructurings had already occurred.

146.    The non-accrual history of PRG further illustrates the pattern. Non-accrual was not applied until Q2 2025, the quarter after the first restructuring—and even then, only

selectively: two of four tranches were placed on non-accrual while the others continued accruing PIK income. One tranche on non-accrual (SF+8.5%, $216.1 million cost) was simultaneously marked above cost at $222.6 million—a position Defendant flagged as unlikely to pay its contractual interest, yet valued as if fully recoverable. By Q3 2025, PIK accretion had added $27.3 million to this tranche's cost basis while it remained on non-accrual. In Q4 2025, the third restructuring converted the remaining debt into common stock and expanded preferred equity, effectively transforming FSK's position from senior secured creditor to equity holder. The common stock received in this conversion was initially marked at cost, then collapsed to 37.1% of cost just one quarter later in Q1 2026. The Preferred A PIK position grew from $67.2 million to $120.7 million over the same period—phantom value generated by an accounting mechanism, not by actual economic returns. PRG demonstrates every element of the Kellermeyer pattern at scale: 100% PIK marked above par, delayed and selective non-accrual, PIK accretion during non-accrual, serial restructurings that obscure deterioration, and an eventual debt-to-equity conversion that crystallizes losses that were hidden from stockholders rather than addressed through timely markdowns.

147.   The tables below summarize these position-level patterns:

*FV/AC marks by position. Percentages represent Fair Value / Amortized Cost.*

**Affordable Care Inc.**

| Position | 12/31/2024 | 3/31/2025 | 6/30/2025 | 9/30/2025 | 12/31/2025 | 3/31/2026 | Non-Accrual Status | Pattern |
|---|---|---|---|---|---|---|---|---|
| **1L Debt (aggregate: TL + Revolver + JV tranche), SF+5.5–6.0% (affiliated note "ac")** | 99.70% | 101.60% | 101.50% | 99.40% | 93.20% | 72.30% | On (Q1 2026) | Revolver draw increased materially; 1L debt marks stayed near/above par through Q4 2025 before Q1 2026 non-accrual |
| **Preferred Stock, 11.8% PIK (affiliated note "ac")** | 107.70% | 107.30% | 106.30% | 105.90% | 92.90% | 0.02% | On (Q1 2026) | Preferred FV wiped out in one quarter. All of 11.8% PIK accrual in preferred gone |

**Lionbridge Technologies Inc.**

| Position | 12/31/2024 | 3/31/2025 | 6/30/2025 | 9/30/2025 | 12/31/2025 | 3/31/2026 | Non-Accrual Status | Pattern |
|---|---|---|---|---|---|---|---|---|
| **SF+5.0% PIK (was SF+7.0% cash pay). Became "control" portfolio company (note "ad") in Q1 2026** | 101.20% | 100.90% | 100.60% | 95.30% | 85.20% | 100.00% | Off (restructured to PIK) | Cash-pay replaced by all PIK, deemed unimpaired and accruing PIK income despite same seniority and similar terms to Non-Accrual SF+6.0% PIK tranche |
| **SF+6.0% PIK** | — | — | — | — | — | 48.10% | On (Q1 2026) | Appeared Q1 2026, apparent restructuring, Non-Accrual status from outset |

**Medallia Inc.**

| Position | 12/31/2024 | 3/31/2025 | 6/30/2025 | 9/30/2025 | 12/31/2025 | 3/31/2026 | Non-Accrual Status | Pattern |
|---|---|---|---|---|---|---|---|---|
| **1L Term Loan SF+6.5% (4.0% PIK / 4.0% PIK), mat. 10/2028. ~$233M cost** | 98.40% | 95.60% | 91.80% | 91.70% | 79.20% | 54.30% | On (Q1 2026) | Two-quarter FV mark cliff: $212.5M→$126.6M. PIK ceased upon non-accrual |

**Production Resource Group LLC**

| Position | 12/31/2024 | 3/31/2025 | 6/30/2025 | 9/30/2025 | 12/31/2025 | 3/31/2026 | Non-Accrual Status | Pattern |
|---|---|---|---|---|---|---|---|---|
| **SF+7.5% PIK, "control" portfolio company (note "ad"). ~$400M amortized cost across tranches** | 102.6% (agg.) | 102.6% (agg.) Rate descriptions change | 84.4% (agg.) Two of three tranches on non-accrual; all PIK | 87.3% (agg.) FV mark improves despite partial non-accrual | 103.6% Becomes one PIK tranche above cost. New common equity at cost. Non-accrual ended | 103.70% | Partial (Q2–Q3 2025); off after Q4 2025 restructuring | Three restructurings; debt-to-equity conversion Q4 2025. Named driver of losses in FY2024 & FY2025 10-K MD&A |
| **Common Stock (received in Q4 2025 debt-to-equity conversion)** | — | — | — | — | 100.00% | 37.10% | On (Q1 2026) | Equity marked at cost upon restructuring (Q4 2025), cliff to 37% one quarter later |

148.    Together, Affordable Care, Lionbridge, Medallia, and PRG reinforce the same

conclusion drawn from Kellermeyer. These were not isolated bad credits. They were examples

of a recurring portfolio-level pattern controlled by Defendant in which deteriorating credits

continued to support reported income and asset values until non-accrual designations,

restructurings or cliff markdowns made the impairment harder to defer. That pattern benefited

Defendant because advisory fees were calculated on reported gross assets and accrued income, while FSK's stockholders bore the later economic cost through NAV erosion, unrealized depreciation and impaired recoverability.

## C.    Non-Accrual Rate Escalation

149.    Non-accrual investments represent loans where borrowers have ceased making contractual interest payments and therefore serve as a commonly referenced indicator of credit stress within a lending portfolio. FSK's non-accrual positions reflect deteriorating credit quality across the portfolio.

150.    FSK's non-accrual rates have escalated over the last four quarters, from 3.0% fair value (5.3% cost) in Q2 2025, 2.9% fair value (5.0% cost) in Q3 2025, 3.4% fair value (5.5% cost) in Q4 2025, to 4.2% fair value (8.1% cost) by Q1 2026. FSK's non-accrual rates at amortized cost over the last four quarters well surpassed the 3.8% long-term BDC industry average. This type of NAV erosion is the clearest single indicator of asset quality deterioration.

151.    FSK's non-accrual positions of 4.2% of fair value (8.1% of cost) in Q1 2026, represent approximately $515 million at fair value and $1,084 million at amortized cost—more than double from the year-end 2024 low of $520 million at cost. These positions were carried at an average valuation of approximately 48 cents on the dollar, indicating substantial impairment once loans entered non-accrual status. The magnitude of these write-downs shows the degree to which credit deterioration materially impairs portfolio valuations when loans ultimately transition from performing to non-performing—and underscores the extent to which Defendant's marks on still-performing positions may be overstated, given that similarly situated credits have experienced severe impairment upon reclassification.

| FV-AC & NAV TREND | | | | | | |
|---|---|---|---|---|---|---|
| | Q4 2024 | Q1 2025 | Q2 2025 | Q3 2025 | Q4 2025 | Q1 2026 |
| Amortized Cost ($M) | $14,044 | $14,690 | $14,371 | $14,038 | $13,741 | $13,378 |
| Fair Value ($M) | $13,490 | $14,122 | $13,648 | $13,415 | $13,009 | $12,269 |
| Net Unrealized Loss ($M) | ($554) | ($568) | ($723) | ($623) | ($732) | ($1,109) |
| FV/AC Ratio | 96.1% | 96.1% | 95.0% | 95.6% | 94.7% | 91.7% |
| NAV Per Share | $23.64 | $23.37 | $21.93 | $21.99 | $20.89 | $18.83 |

#### D.    Fair Value Below Accumulated Cost on PIK Securities

152.    Because PIK income is capitalized into cost each period rather than collected in cash, the gap between fair value and cost on PIK positions represents a judgment by Defendant, acting in its capacity as Valuation Designee, that the full accrued balance may not be recovered in cash at maturity. When the Valuation Designee marks a PIK position at 70 to 75 cents on the dollar of accumulated cost, it expresses its own assessment that the borrower's ability to repay the PIK accretions is uncertain—yet Defendant has already collected, and retained, fees on that accrued income. *See supra* §IV.F.2.

153.    The quarterly progression of selected PIK positions demonstrates the widening divergence between rising cost (driven by PIK capitalization) and stagnating or declining fair value. Cost has risen steadily through PIK capitalization while fair value has stagnated or declined, producing a gap that compounds each quarter.

| POSITION | Q1'24 | Q3'24 | Q1'25 | Q3'25 | Q1'26 |
|---|---|---|---|---|---|
| **Kellermeyer – Tranche A** | | | | | |
| Amortized Cost ($M) | $185.8 | $192.4 | $202.4 | $212.0 | $222.0 |
| Fair Value ($M) | $190.5 | $196.7 | $206.2 | $215.4 | $225.0 |
| FV/Cost | 102.5% | 102.2% | 101.9% | 101.6% | 101.4% |
| **Kellermeyer – Tranche B** | | | | | |
| Amortized Cost ($M) | $81.1 | $85.2 | $91.2 | $94.1 | $94.2 |
| Fair Value ($M) | $82.8 | $86.4 | $84.5 | $48.8 | $13.1 |
| FV/Cost | 102.1% | 101.4% | 92.7% | 51.9% | 13.9% |
| **Medallia Inc.** | | | | | |
| Amortized Cost ($M) | $215.2 | $219.7 | $226.8 | $231.8 | $233.0 |
| Fair Value ($M) | $216.1 | $221.4 | $216.9 | $212.5 | $126.6 |
| FV/Cost | 100.4% | 100.8% | 95.6% | 91.7% | 54.3% |
| **Affordable Care Inc.** | | | | | |
| Amortized Cost ($M) | $108.0 | $108.0 | $107.1 | $107.1 | $72.2 |
| Fair Value ($M) | $109.7 | $109.7 | $102.9 | $102.9 | $63.4 |
| FV/Cost | 101.6% | 101.6% | 96.1% | 96.1% | 87.8% |

154.    These markdowns are notable because they persist within a valuation framework that, as set forth above, is systematically overstated. *See supra* §V.B. Even taking Defendant's own marks at face value, the fair value determinations on these PIK positions reflect material doubt about recoverability, suggesting the true extent of impairment may be

greater still. Across just five PIK positions, Defendant earned approximately $17 million per year in incentive fees attributable to PIK income (subject to the Agreement's quarterly hurdle and catch-up mechanics), while the reduction in base management fees from marked-down fair values on these same positions was comparatively modest—roughly $1.8 million per year. Defendant collects cash fees on income that its own marks indicate may not be realized, without a corresponding clawback mechanism requiring repayment if FSK ultimately does not collect the accrued PIK in cash.

## VII.    THE MACRO AND CREDIT BACKDROP

### A.    FSK's Recent Performance

155.    On May 11, 2026, FSK issued its financial results for the first quarter of 2026. Those results reflected meaningfully weakened performance: FSK reported adjusted NII of $0.41 per share, missing the consensus estimate of approximately $0.44 by approximately 8% and down from $0.52 per share in the prior quarter. Net asset value per share decreased to $18.83 from $20.89 in the prior quarter, a decline of 9.9%. The Fund also reported quarterly revenue of $304 million, significantly below the consensus estimate of approximately $332 million. As of FSK's May 11, 2026 earnings date, its share price was down more than 25% year-to-date.

156.    At the same time, FSK's first-quarter marks confirmed significant portfolio deterioration that had not been fully reflected in prior periods. Management described the quarter as "challenging," attributing the NAV decline to problem portfolio names, new non-accrual investments, and broader mark-to-market weakness. Those explanations are significant because they identify the same categories of risk alleged here: borrower-level deterioration, delayed non-accrual recognition, and market-driven valuation pressure. The Q1 2026 reset therefore was not an isolated market event. It was evidence that the credit stress, PIK-related

income risk, and valuation pressure embedded in FSK's portfolio had become too large to defer.

157. Following FSK's weak first quarter 2026 results, KKR announced a series of strategic value enhancement actions, including a $150 million tender offer at $11 per share and a $150 million investment in cumulative convertible perpetual preferred stock. FSK's Board characterized these actions as expressions of confidence in FSK's intrinsic value. Yet, these actions also reflected the magnitude of portfolio stress. FSK's Board also authorized a $300 million share repurchase program, and KKR Credit agreed to waive 50% of the subordinated income incentive fee for four quarters. Despite those measures, FSK's lenders cut its senior secured revolving credit facility by approximately $650 million, and analyst price targets were cut sharply, with several major firms lowering targets to the $10–$11 range.

158. KKR Credit's fee waiver is significant. Because KKR Credit and FSJV Holdco, LLC (Future Standard's affiliate) jointly operate Defendant and share economically in Defendant's advisory fees, KKR Credit's agreement to waive its portion of the subordinated income incentive fee—reducing the subordinated income incentive fee payable by 50% for four quarters—is an implicit acknowledgment that the existing advisory fee structure extracts compensation disproportionate to the value being delivered to FSK's stockholders under prevailing conditions. If the fee were reasonable, no waiver would be necessary. Yet the waiver is temporary and partial. It does not modify the underlying Investment Advisory Agreement, does not apply to the base management fee, and expires after four quarters, at which point Defendant will resume collecting the full contractual rate regardless of whether portfolio conditions have improved. The waiver thus confirms the excessiveness of the fee while offering stockholders only transient and incomplete relief.

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B.     **AI Disruption and Software-Sector Repricing**

159.     The private-credit sector has come under increased scrutiny as AI-related disruption, fund outflows, and credit-stress concerns have pressured alternative asset managers' stocks. Much of that pressure has been tied to software sector repricing, as AI-driven disruption has raised concerns about software borrowers' valuations and credit quality.

160.     The impact of AI on software companies has been substantial. Enterprise software giants have announced sweeping layoffs explicitly attributed to AI efficiency gains. Salesforce cut approximately 4,000 customer support roles after deploying AI systems that handle a growing share of service requests, and CEO Marc Benioff confirmed that Salesforce hired no new engineers in fiscal year 2026, citing AI-powered coding tools. Workday reduced headcount by approximately 1,750 employees—about 8.5% of its workforce—as part of a restructuring plan prioritizing AI and platform development. Oracle reportedly cut or planned to cut between 20,000 and 30,000 employees, at least partly attributed to AI adoption. SAP announced large layoffs, originally projecting up to 10,000 affected jobs, as part of a shift toward what it calls "Business AI," saying automation would reduce internal staffing needs.

161.     Smaller software companies have also been affected. Atlassian announced a 10% reduction in its global workforce—approximately 1,600 employees—due to changes needed for what CEO Mike Cannon-Brookes called the "AI era." Dropbox laid off 528 employees as it refocused the business around AI-powered search and productivity tools, with CEO Drew Houston citing the desire to build a flatter and more efficient structure. Paycom laid off more than 500 employees after automating payroll and back-office functions, with staff told their roles had been replaced by AI-driven systems. These examples illustrate that AI disruption is not limited to large-cap technology companies but extends throughout the software sector.

162.     AI disruption has fundamentally altered the valuation framework for software companies. According to Stanford Digital Economy Lab research, early career workers in AI-

exposed jobs saw a 16% relative employment decline since late 2022, with software developers aged 22 to 25 experiencing a nearly 20% decline from peak employment levels. The shift reflects a structural change in how software companies are valued: companies that successfully integrate AI into their products and services may see increased revenue multiples, while those that fail to adapt face declining demand for their services and compressed valuations. S&P Global Ratings has noted that AI-driven pricing pressure and consolidation could weaken interest coverage and free cash flow for weaker credits in the software sector.

163.    Asset pricing has reflected these developments. According to S&P Global Market Intelligence, median software loan bid prices declined to 86% of par (or face value) in mid-March from 92% of par in February 2026.

164.    FSK's exposure to software and technology investments is significant and highlights that Defendant's fair value marks do not reflect current market conditions. Software & Services represented approximately 16.4% of FSK's portfolio as of March 31, 2026. FSK's exposure to software risk is compounded by its significant investment in the COPJV, which as of March 31, 2026, represented approximately 13.9% of FSK's portfolio by fair value. COPJV's portfolio focuses on senior secured and asset-based finance investments and is more heavily concentrated in software than FSK's direct portfolio. The valuation of FSK's COPJV investment depends in part on assumptions controlled by Defendant, and the income derived from COPJV contributes to the asset and income base on which Defendant's fees are calculated.

165.    According to FSK's first quarter earnings call, Defendant's investment committee conducted an AI risk review and concluded that approximately 86% of the portfolio was low risk, 11% medium risk, and 3% high risk, while acknowledging that slower growth and lower valuation multiples could weigh more on equity than on credit. Yet on that same call, management attributed part of the quarter's 9.9% NAV decline to mark-to-market softness

in the software segment and to underperformance in certain 2021 and 2022 vintage investments, including Medallia—a software-adjacent, 2021-vintage junior debt position that was placed on non-accrual and marked down to 54 cents on the dollar during the same quarter. Thus, while Defendant claims that FSK's portfolio is structurally insulated from AI-driven disruption, FSK's broader first quarter metrics showed significant name-specific headwinds and mark-to-market adjustments, particularly in software investments from 2021 and 2022.

## C.    Broader Market Stress

166.    The macro and credit environment during the relevant period featured additional headwinds that warranted lower marks on FSK's portfolio investments.

167.    First, the tariff escalation, starting in April 2025, raised recession probability to 40% to 50% and cut gross domestic product growth to 0.5%. This forced private equity portfolio companies—leveraged at 8x average—to face significant margin compression and warranted lower marks on the leveraged loans that comprise the majority of FSK's portfolio.

168.    Second, credit market conditions have deteriorated sharply. UBS estimates default rates could hit 13% for U.S. private credit as AI disruption accelerates, totaling $75 to $120 billion in potential defaults. As of February 2026, $25 billion of speculative-rated software loans traded below 80 cents on the dollar, and PIK usage industry-wide surged from about 5% to over 11%, reflecting increasing borrower cash-flow stress across the sector.

169.    Third, rating agencies have responded to these conditions. Moody's downgraded its outlook for BDCs to negative. Fitch Ratings revised FSK's outlook to negative. KBRA downgraded FSK's ratings. These downgrades reflect a broad consensus among credit analysts that the risks facing FSK and the BDC sector have materially increased.

170.    Despite these converging headwinds, Defendant's reported values did not reflect the degree of repricing and credit deterioration occurring in observable markets. *See supra* §V.B.

## VIII.   THE FSK BOARD PROCESS

171.    The Investment Advisory Agreement that sets forth Defendant's fees must be approved annually by (i) FSK's Board, or (ii) by holders of a majority of the Fund's outstanding voting securities, and (iii) in each case, a majority of FSK's independent directors.

172.    The operative Investment Advisory Agreement became effective on June 16, 2021, in connection with the merger. The terms of the Investment Advisory Agreement relating to advisory fees have not changed since they became effective in 2019 and were incorporated into the June 2021 agreement. The Investment Advisory Agreement renews for successive annual periods if approved by the Board, including a majority of the independent directors.

173.    The execution of the Investment Advisory Agreement reflects the integrated relationship between FSK and Defendant. The operative June 16, 2021 agreement was executed on behalf of both FSK and FS/KKR Advisor, LLC by the same individual, Stephen Sypherd, who signed as General Counsel and Secretary of each entity. That dual execution underscores that the fee terms were not negotiated by two economically independent counterparties dealing at arm's-length. Rather, the Agreement was entered into within an integrated FS/KKR structure in which Defendant would be paid based on gross assets and accrued income, including non-cash PIK income that FSK may never collect all on a portfolio of illiquid Level 3 assets.

174.    On April 17, 2025, the Board approved the continuation of the Investment Advisory Agreement and determined that doing so was in the best interest of FSK's stockholders. That approval occurred during a period in which broader conditions in the private credit market were evolving and several portfolio-level indicators had begun to shift, including rising non-accruals, increasing PIK concentrations, and a persistent and widening NAV discount. *See supra* §VI.C, IV.F.3, V.C.

175.    As discussed above, FSK purports to have nine independent directors on its eleven-member Board. *See supra* §IV.A. However, all nine of those "independent" directors serve, or have served, on the boards of multiple FS/KKR-affiliated funds, including K-FIT and K-FITS, with several directors serving on as many as seven affiliated fund boards. This overlapping service creates cross-fund fee dependencies and career incentives tied to the continuation of the advisory relationship.

176.    FSK maintains a separate Compensation Committee, but the Valuation Committee Chair (who also serves on the Audit Committee) sits on seven FS/KKR-affiliated fund boards. Pursuant to the Audit Committee charter, the amounts payable to Defendant pursuant to the Investment Advisory Agreement are separately approved by the Audit Committee and a majority of the "independent" directors.

177.    "Independent" director compensation from the FS/KKR fund complex ranged from $210,000 to $245,000 per year in FY2025. The Audit Committee Chair and Valuation Committee Chair received the highest compensation, reflecting additional retainer fees of $35,000 for those roles effective August 2024.

## IX.    LEGAL FRAMEWORK

### A.    The ICA'S Statutory Authority and Framework

178.    An investment fund pools capital from investors to pursue a common investment strategy. Investment funds are managed by professional asset managers who are paid a fee, plus expenses, by investors. Before the ICA, this separation of the ownership of the investment funds from the control over the funds led to substantial conflicts of interest. To mitigate conflicts of interest and protect the public from abuses in the investment fund industry, Congress enacted the ICA along with the Investment Advisers Act of 1940.

179.    The ICA regulates the structure and operations of investment funds. The ICA seeks to protect the public primarily by requiring full disclosure of financial conditions and

investment policies and restricts risky practices like excessive leverage. The ICA details rules and regulations that investment companies must follow when offering and maintaining investment product securities, and imposes registration requirements, mandatory disclosure requirements, balance sheet constraints, and fund governance rules.

180.    With respect to governance, the ICA requires that at least 40% of the investment company's directors be unaffiliated with its adviser, sponsor, or other key affiliates. The ICA also limits transactions between funds and affiliated parties, and imposes fiduciary duties on officers, directors, and investment advisers.

181.    Section 36(b), 15 U.S.C. § 80(a)-35(b), was added to the ICA in 1970 after the SEC determined in the 1960s that investment advisers were still charging investment funds excessive fees that were "substantially higher" than rates they charged other clients.[3]

182.    Section 36(b) imposes a fiduciary duty on mutual fund investment managers (and their affiliates) with respect to the receipt of compensation for services, specifically providing that:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment adviser, or any affiliated person of such investment adviser … who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect of such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person.

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[3] *A Study of Mutual Funds Prepared for the Securities and Exchange Commission by the Wharton School of Finance and Commerce*, H.R. Rep. No. 2274, p. 296 (1962).

183. Under the ICA, "scrutiny of investment adviser compensation by a fully informed mutual fund board … and shareholder suits under § 36(b) are mutually reinforcing but independent mechanisms for controlling adviser conflicts of interest."[4]

184. The test for determining whether fee compensation paid to an investment adviser is excessive is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in light of all the surrounding circumstances."[5]

185. If an adviser charges a fee that is "so disproportionately large that it bore no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining," the adviser has violated Section 36(b).[6]

## B. The *Gartenberg* Factors

186. To make this determination, courts consider the following non-exclusive factors set forth in *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 930 (2d Cir. 1982):

(1) the nature and quality of services being paid for by the fund and its investors;

(2) whether the trustees exercised a sufficient level of care and conscientiousness in approving the investment advisory or management agreements;

(3) what fees other mutual fund complexes or funds within the same fund family charge for similar services to similar mutual funds;

(4) whether savings from economies of scale were passed to the funds and their investors or kept by the investment adviser; and

(5) the costs of providing investment management services and the profitability of providing those services to the funds.

187. There is no requirement to make a conclusive showing as to each *Gartenberg* factor and the factors are non-exclusive. The court should consider "all relevant circumstances"

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[4] *Jones v. Harris Assocs. L.P.*, 559 U.S. 335, 336 (2010) (citations omitted).

[5] *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982).

[6] *Gartenberg*, 694 F.2d at 928.

where other factors merit consideration when considering whether the fees charged by an adviser violated Section 36(b).[7]

### C.    Remedies under the ICA

188.    Section 36(b) provides expansive remedies. It provides for "both 'damages or other relief' and nowhere states that rescission is unavailable,"[8] nor other equitable remedies.

189.    In addition, as a safeguard for investors against fund agreements that violate the ICA, ICA Section 47(b) makes contracts made in violation of the ICA unenforceable and allows rescission of a contract that violates a provision of the ICA as follows:

> (1)    A contract that is made, or whose performance involves, a violation of this subchapter, or of any rule, regulation, or order thereunder, is unenforceable by either party … unless a court finds that under the circumstances enforcement would produce a more equitable result than nonenforcement and would not be inconsistent with the purposes of this subchapter.
>
> (2)    To the extent that a contract described in paragraph (1) has been performed, a court may not deny rescission at the instance of any party unless such court finds that under the circumstances the denial of rescission would produce a more equitable result than its grant and would not be inconsistent with the purposes of this subchapter.

15 U.S.C.A. § 80a-46.

190.    Thus, if the Investment Advisory Agreement between Defendant and FSK violates Section 36(b), then it is subject to rescission under Section 47(b).

### D.    SEC Rule 2a-5 and the Valuation Designee Framework

191.    Further, Rule 2a-5 under the ICA governs the determination of fair value for registered investment companies. The rule permits a fund's board to designate the investment adviser as the Valuation Designee responsible for fair value determinations, subject to board oversight. The rule does not require the Valuation Designee to be independent of the adviser,

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[7] *Jones*, 559 U.S. at 347.

[8] *FS Credit Opportunities Corp. v. Saba Capital Master Fund, Ltd.*, No. 24-345, 608 U.S. ___, slip op. at 8 n.3 (2026).

nor does it mandate that the IVP independently verify the data it receives. The structural conflict identified above, where the fee earning adviser controls the valuation inputs, is permissible under the rule's current framework but contemplates that there would be proper board oversight and arm's-length bargaining.

192.    ASC 820 10 (Fair Value Measurement) establishes hierarchy and methodology for fair value measurement. FSK's PIK positions are classified as Level 3 assets (significant unobservable inputs), giving management wide discretion over the selection of valuation inputs and methodologies. The standard requires consideration of market participant assumptions, but the circular information flow described above, where the valuation process starts and ends with the adviser's own data, undermines the objectivity that ASC 820 10 contemplates.

193.    The Company's tax status as a RIC under Subchapter M of the Internal Revenue Code (§§851 through 855) requires FSK to distribute at least 90% of its investment company taxable income. Because PIK interest and preferred dividends constitute taxable income when accrued (regardless of cash receipt), the Company must fund distributions from other cash sources, including cash on hand, borrowings, repayments, asset sales, or capital raises. The result is a structural cash-flow mismatch that benefits Defendant and burdens FSK: PIK accruals increase reported income and support Defendant's quarterly incentive fees, while FSK must distribute cash on income that may not be collected until maturity, if ever. The risk is not hypothetical; where Defendant marks PIK positions below accumulated cost, those marks reflect doubt that the accrued income will be fully recovered, even as Defendant has already collected fees on that income.

## X.    DEFENDANT BREACHED ITS FIDUCIARY DUTIES BY EXTRACTING GROSSLY EXCESSIVE FEES

### A.    Defendant's Compensation Is Excessive Under the *Gartenberg* Factors

194.    The amount of advisory fees that Defendant extracted and retained from FSK is so disproportionately large that it bears no reasonable relationship to the services rendered in

exchange for that fee and could not have been negotiated through arm's-length bargaining, as demonstrated by applying the Gartenberg factors. *See supra* §IX.B.

195.     This case presents a compensation conflict that differs from the typical Section 36(b) case involving a fund that holds publicly traded securities with observable market prices. In those traditional cases, the adviser may select the securities, but the market generally determines the values on which advisory fees are calculated. Here, by contrast, FSK holds illiquid Level 3 private credit assets whose values are determined through a process in which Defendant serves as the Valuation Designee. That distinction matters because the question becomes whether Defendant was paid on values and income streams that Defendant itself substantially controlled. Fair value accounting is not merely an accounting input in this structure; it is the mechanism through which advisory compensation is generated. If Defendant's marks are inflated, stabilized, or delayed in recognizing deterioration, then the fees calculated from those marks are correspondingly inflated, showing that those fees could not have resulted from arm's-length bargaining.

196.     Valuation is critically important here because it was one of the core advisory functions Defendant performed for FSK and because Defendant's own fair value determinations directly affected the compensation Defendant received. Unlike a fund holding publicly traded securities whose values are supplied by market prices, FSK held illiquid Level 3 private-credit assets whose values depended on Defendant's judgment. Those values determined reported gross assets, NAV and, together with income-recognition judgments, the asset and income base on which Defendant's management and incentive fees were calculated. Thus, the quality of Defendant's valuation, monitoring and income-recognition services is directly relevant to the Gartenberg inquiry into the nature and quality of services rendered and whether Defendant's fees bore a reasonable relationship to those services.

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### 1.   *Gartenberg* Factor 1: Nature and Quality of the Services Rendered

197.   FSK primarily invests in private credit assets, many of which are Level 3 assets that require active monitoring and valuation. *See supra* §IV.A. The nature of Defendant's services required credit selection, monitoring, restructuring, and fair-value judgment over these illiquid Level 3 assets. Those functions were not incidental to Defendant's role; they were central to the advisory services for which FSK paid Defendant. Under the Investment Advisory Agreement, Defendant was responsible for executing, monitoring and servicing FSK's investments and for providing investment advisory, research and related services required for the investment of FSK's funds. FSK's public filings further confirm that Defendant served as Valuation Designee with day-to-day responsibility for implementing the valuation process and determining the fair value of FSK's investment portfolio each quarter. Those services were precisely where FSK's performance deteriorated. Since the June 2021 merger, FSK's NAV per share declined 30.7%, investors experienced approximately $1.2 billion in cumulative net realized losses, PIK income rose to 32.5% of NII, and non-accruals reached 8.1% of amortized cost by Q1 2026. During the same period, Defendant's fair-value marks did not appropriately track observable signs of credit deterioration, including borrower-level restructurings, rising PIK reliance, increasing non-accrual risk, widening discounts to amortized cost, and sector-level repricing. Yet Defendant continued to collect substantial advisory fees calculated on gross assets and accrued income.

198.   These dynamics are especially significant because FSK is not a traditional investment company holding liquid, exchange-traded securities with observable market prices. FSK is part of the modern private credit market, which has grown rapidly in recent years and remains comparatively less tested through a full credit cycle at scale. Its portfolio consists largely of illiquid Level 3 private-credit assets whose values depend on judgment, borrower-level information, and market assumptions controlled or supplied by Defendant. At the same

time, FSK's reliance on PIK income increased substantially, with PIK rising from 18.3% of NII in FY2021 to 34.3% in FY2025. That growth increased the importance of Defendant's valuation, monitoring, and income-recognition services because more of FSK's reported income and asset value depended on non-cash accruals that might not be collected in cash.

199.    Defendant achieved extraordinary advisory fees by systematically maintaining fair value marks for FSK's portfolio assets at levels inconsistent with observable market evidence, economic conditions, and the changing risk profile of its portfolio. *See supra* §V.B. Defendant's monitoring, valuation and income-recognition services failed to timely reflect known and observable indicators of credit deterioration, including rising PIK income, increasing non-accruals, borrower-level restructurings, expanding discounts to amortized cost, widening NAV erosion, sector repricing, and the Q1 2026 portfolio reset.

200.    Defendant's improper valuation is incentivized by the inherent structural conflicts in which Defendant simultaneously controls the marks on the assets and benefits financially from higher marks through management fees and incentive fees (totaling $342 million in 2025 alone), which include fees that are based, in part, on non-cash PIK income or other deferred income that Defendant is not obligated to return even if the asset is later determined to be uncollectible by the Fund. *See supra* §§IV.D, IV.F.2, V.A. Those conflicts made the quality of Defendant's valuation, monitoring, and income-recognition services directly relevant to the compensation Defendant received. As investment adviser, Defendant selected, monitored, restructured, and serviced FSK's investments. As Valuation Designee, Defendant determined the fair value of those same investments. As fee recipient, Defendant was paid based on reported gross assets and NII.

201.    Had Defendant assigned accurate (lower) marks to FSK's portfolio assets, that would directly reduce its advisory fees. *See supra* §V.A (explaining that every 1% increase in reported values adds approximately $1.9–$2.0 million in annual management fees alone).

Similarly, had Defendant earlier placed deteriorating credits on non-accrual or otherwise stopped recognizing non-cash PIK income as fee-bearing NII, FSK's reported NII and Defendant's income incentive fees would have been lower. The valuation failures therefore were not collateral accounting disputes—they concerned the quality of services Defendant was paid to perform and the inputs used to calculate the fees Defendant received.

202.    Moreover, a meaningful portion of FSK's reported financial stability derives from structural dynamics within the FS/KKR platform—not from differentiated investment management services such as credit selection, underwriting, and monitoring, which FSK pays Defendant to provide as its adviser. *See supra* §IV.A (explaining that FSK has no employees; all services provided by Defendant or affiliates). Therefore, the advisory fees FSK paid to Defendant are disproportionate to the quality of investment management services actually provided.

### 2.    *Gartenberg* Factor 2: Profitability to the Adviser

203.    While FSK's public filings do not disclose Defendant's FSK-specific profitability, there are indications that Defendant's profits are substantially higher than average. While Defendant's precise profitability is uniquely within Defendant's positions, the available facts show that the advisory services Defendant provides to FSK are highly profitable.

204.    Publicly available information regarding comparable alternative asset managers indicates that advisory services of this nature are highly profitable. Based on publicly available data, fee-related earnings margins in the alternative investment management industry are typically above 50%, well above the 25% to 40% margins seen at traditional registered investment advisory firms. According to two 2025 studies on advisory firm profitability, registered investment advisory firms typically average profit margins ranging from 25% up to 40%.

205.    As a joint venture of Future Standard (approximately $86 billion AUM) and KKR Credit (approximately $288 billion AUM), Defendant benefits from the shared infrastructure, sourcing capabilities, and platform efficiencies of both parent organizations, likely resulting in profit margins at or above the industry average.

206.    FSK alone paid Defendant advisory fees totaling $342 million in 2025. *See supra* §IV.D. Defendant provides advisory services to FSK and two other BDCs within the FS/KKR platform, with combined total assets of $16.1 billion, and manages portfolios with overlapping investments, including through co-investment arrangements. This structure allows Defendant to originate, diligence, and monitor substantially similar investments across multiple vehicles simultaneously, reducing marginal costs while generating multiple streams of fee revenue tied to the same or similar underlying assets. *See supra* §§IV.A and IV.C. (explaining that FSK has no employees; all investment professionals provided by Defendant).

207.    Accordingly, Defendant's receipt of such substantial fee revenues, while managing overlapping portfolios with shared infrastructure from Future Standard and KKR Credit and limited incremental costs, is excessive in relation to the services Defendant provides.

### 3.    *Gartenberg* Factor 3: Fall-Out Benefits to the Adviser

208.    Fall-out benefits are indirect economic benefits an investment adviser receives from its relationship with a fund, separate from the advisory fee itself, including affiliated fee streams, expense reimbursements, access to investment opportunities, market information, reputational benefits, and platform efficiencies.

209.    Defendant operates FSK as part of a broader FS/KKR platform that also manages affiliated funds K-FIT and K-FITS, among others. Future Standard and KKR Credit originate deals through their respective networks and allocate them to FSK and other affiliated vehicles. As a result, Defendant can leverage shared personnel, infrastructure, and investment sourcing capabilities across multiple vehicles, reducing its marginal costs while generating

63

additional revenue streams tied to each affiliated fund. Because of this shared pipeline, FSK is likely not receiving differentiated investment management services commensurate with the management fees it pays to Defendant. *See supra* §§IV.A, IV.B.

210.    FSK's scale provides Defendant with a meaningful market position and access to proprietary deal flow through both Future Standard and KKR Credit's origination networks, bolstering the platform's reputation and capital-raising ability in ways that would not exist but for FSK's captive relationship with Defendant.

211.    Defendant also benefits from co-investment arrangements and overlapping portfolio positions across FS/KKR-affiliated vehicles, through which it earns fees on substantially similar or identical investments across multiple funds, further increasing the economic benefits derived from its relationship with FSK.

212.    FSK's significant investment in COPJV also creates fall-out benefits. Defendant collects fees from the COPJV investment in three ways: (i) COPJV's approximately $1.7 billion in fair value sits in FSK's gross asset base, on which Defendant's management fee is calculated, *see supra* §IV.C.1; (ii) income derived from COPJV flows into FSK's NII, on which Defendant's incentive fee is calculated, *see supra* §IV.C.2; and (iii) COPJV expands the asset base and deal flow available to the broader FS/KKR platform, generating platform-level benefits to Future Standard and KKR Credit beyond the fees paid directly by FSK. COPJV is also more heavily concentrated in software than FSK's direct portfolio, compounding both the exposure risk and the valuation uncertainty borne by FSK's stockholders. *See supra* §VII.B.

213.    Defendant also benefits from its dual role as FSK's investment adviser and administrator. FSK pays Defendant administrative services expenses for its role as FSK's administrator. Pursuant to the Administration Agreement FSK paid Defendant administrative service expenses as follows:

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| 2023 Admin Expenses | 2024 Admin Expenses | 2025 Admin Expenses |
|---|---|---|
| $12 million | $10 million | $10 million |

214.    These fall-out benefits—including expense reimbursements, shared platform efficiencies, co-investment opportunities, and COPJV's triple-fee dynamic—materially increase the economic value of the advisory relationship to Defendant beyond the excessive advisory fees themselves.

### 4.    *Gartenberg* Factor 4: Economies of Scale are Not Shared with Investors

215.    Economies of scale in the provision of advisory services arise from the fact that as AUM increases, the marginal cost of providing advisory services for the assets decreases. The legislative history of Section 36(b) recognizes that an investment adviser's failure to pass on economies of scale to the fund is a principal cause of excessive fees:

> It is noted . . . that problems arise due to the economies of scale attributable to the dramatic growth of the mutual fund industry. In some instances these economies of scale have not been shared with investors. Recently there has been a desirable tendency on the part of some fund managers to reduce their effective charges as the fund grows in size. Accordingly, the best industry practice will provide a guide.[9]

216.    FSK's total capitalization declined from $16.909 billion in FY2021 to $13.469 billion in FY2025, a decline of approximately 20%. That decline underscores the asymmetry of the fee structure: as stockholder capital eroded, Defendant's compensation formula remained tied to gross assets and accrued income rather than realized stockholder value. At the same time, even after that decline, FSK remained a multi-billion dollar investment vehicle with more than $13 billion of total capitalization and approximately $12.3 billion of investments at fair value as of March 31, 2026. The Investment Advisory Agreement does not include any meaningful breakpoints or other mechanisms to reduce Defendant's effective fee burden as

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[9] *See* S. Rep. No. 91–184, 1970 U.S.C.C.A.N. 4897, 4901-02.

FSK benefits from platform scale, shared infrastructure and repeatable advisory processes. *See supra* §IV.B.

217.    FSK's investment objectives, principal investment strategies, and investment process have all remained the same since the June 2021 merger. The work facing Defendant has stayed fundamentally constant: it faces the same universe of possible investment securities, to which it applies the same techniques and strategies in pursuit of the same ends. Defendant also manages FSK using personnel, systems, sourcing channels, valuation processes and monitoring infrastructure shared across the broader Future Standard and KKR Credit platforms. Those shared resources create scale efficiencies because the marginal cost of managing additional or overlapping assets is materially lower than the initial cost of building and maintaining the platform. *See supra* §IV.B.

218.    The aggregate amount of advisory fees that FSK has paid to Defendant totaled $1.696 billion over FY2021–FY2025, while FSK's reported NAV per share declined 23% from $27.17 to $20.89 and investors experienced $848 million in cumulative net realized losses. Defendant extracted substantially more in fees than investors received in net cash returns ($1.144 billion). *See supra* §IV.D. Those facts matter to the economies of scale analysis because the Agreement did not include a mechanism that reduced Defendant's compensation as the benefits of platform scale accrued to Defendant or as the economic burden of the fee structure increased for stockholders. Instead, the Investment Advisory Agreement preserved a gross-asset-based management fee and quarterly income incentive fee that allowed Defendant to continue receiving substantial compensation despite declining total capitalization, declining NAV, realized losses and increasing reliance on non-cash PIK income.

219.    Thus, because the variable costs associated with managing FSK's portfolio do not vary proportionately with portfolio size, Defendant has benefited from substantial economies of scale in connection with the investment advisory services provided to FSK—

economies that have not been shared with FSK's stockholders through meaningful breakpoints, total-return protections, clawbacks for incentive fees earned on uncollected PIK income, or other reductions that would have aligned Defendant's compensation with realized stockholder value.

### 5.   *Gartenberg* Factor 5: Comparable Fee Structures—the Adviser's Incentive Fee Structure Magnifies Asymmetry

220.   FSK's Investment Advisory Agreement does not include a typical clawback feature for incentive fees that are paid on deferred income that is not ultimately realized by the Fund. Based on an analysis of 43 publicly traded BDCs, half of those BDCs' advisory fee structures included a look-back feature, or clawback, that requires the adviser to return incentive fees that are based on deferred income, such as PIK interest, to account for credit losses. This clawback feature is a mechanism designed to ensure that compensation reflects full-cycle investment performance rather than interim or unrealized results, and that advisers are not rewarded for short-term income that later turns into long-term capital losses.

221.   The absence of a clawback is particularly significant given FSK's PIK concentrations. An estimated $20 million to $47 million of Defendant's fees in 2025 were attributable to PIK income. *See supra* §IV.F.3. Defendant retains those fees regardless of whether the underlying PIK income is ever collected in cash. *See supra* §IV.F.2.

222.   The asymmetry in Defendant's fee structure is further magnified because advisory fees are calculated based on FSK's reported asset values and net investment income, both of which are determined using valuation inputs controlled by Defendant. *See supra* §IV.E. Comparable fee structures that include clawback or look-back provisions mitigate this risk by aligning compensation with realized performance.

223.   As a result, Defendant's fee structure is less favorable to FSK than those employed by a substantial portion of comparable BDCs, particularly with respect to the treatment of deferred or non-cash income and the absence of mechanisms to reconcile

compensation with realized investment performance and permits Defendant to retain compensation under circumstances where comparable structures would require adjustment or repayment.

## B. The Board Process Does Not Cure Excessiveness

224. Courts consider "all facts in connection with the determination and receipt of [adviser] compensation," including "the independence of the unaffiliated directors and the care and conscientiousness with which they performed their duties" in approving the advisory agreement.[10]

225. Section 15(c) of the ICA provides that fund directors have a duty to request and evaluate, and the fund adviser has a corresponding and independent duty to provide, such information as may reasonably be necessary for the directors to evaluate the terms of any advisory agreement. The Board's obligation is not merely procedural. It requires substantive engagement with the facts bearing on the adviser's compensation.

226. As set forth above, the Board approved the continuation of the Investment Advisory Agreement on April 17, 2025, during a period in which multiple portfolio-level indicators had begun to shift. *See supra* §VIII. At that time, FSK's increasing reliance on non-cash PIK income, the absence of a true clawback, and the extent to which reported income and asset stability depended on Defendant-controlled valuation judgments were all observable from the Fund's own public filings. *See supra* §§IV.F.3, IV.F.2, IV.E.

227. The independence of FSK's Board is compromised by overlapping service across FS/KKR-affiliated vehicles. All nine "independent" directors serve, or have served, on the boards of multiple affiliated funds, with several serving on as many as seven boards, creating cross-fund fee dependencies and career incentives tied to the continuation of the advisory relationship. *See supra* §VIII.

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[10] *Gartenberg*. 694 F.2d at 929-30.

228.     The concentration of valuation oversight responsibility in a director who sits on seven affiliated boards, combined with the modest compensation levels ($210,000–$245,000 per year) relative to the magnitude of fees being approved ($342 million in FY2025), raises questions about whether the Board process provided a sufficiently independent and rigorous check on Defendant's compensation. *See supra* §VIII.

229.     Because the Investment Advisory Agreement fee structure results in excessive compensation to Defendant, the Board either was not fully informed when it approved the Investment Advisory Agreement in April 2025, or the Investment Advisory Agreement was not the result of arm's-length bargaining. That inference is reinforced by the execution of the Agreement, which was signed on behalf of both FSK and Defendant by the same individual. In either case, the Board process does not cure the excessiveness of Defendant's fees.

230.     That the Board process failed to cure excessiveness is further confirmed by events following the April 2025 approval. Within one year of the Board's determination that the Investment Advisory Agreement was "in the best interest of FSK's stockholders," the magnitude of portfolio stress forced KKR to announce a series of emergency value enhancement actions, including a temporary waiver of 50% of the very subordinated income incentive fee that the Board had just approved. *See supra* §VII.A. If the fee structure approved in May 2025 were the product of informed, arm's-length bargaining that accounted for the risk profile of FSK's portfolio, no emergency fee concession would have been required less than twelve months later. The fee waiver is a concession by Defendant that the compensation framework it negotiated (and that the Board approved) was unsustainable under the conditions that were already developing at the time of approval.

**C.     The Macro and Market Backdrop Demanded Write-Downs That Defendant Failed to Make**

231.     As set forth above, the macro and credit environment during the relevant period featured significant headwinds that warranted downward adjustments to FSK's portfolio

69

marks. *See supra* §VII. The tariff escalation beginning in April 2025 raised recession probability to 40–50% and pressured leveraged portfolio companies. *See supra* §VII.C. AI-driven disruption repriced software-sector debt—with median software loan bids declining to 86% of par by mid-March 2026 and the primary market for new software loans freezing entirely—while FSK maintained 16.4% exposure to Software & Services and an additional 13.9% exposure through the software-focused COPJV. *See supra* §VII.B. Rating agencies responded by downgrading FSK and the broader BDC sector. *See supra* §VII.C.

232.     Despite these converging headwinds, Defendant's portfolio-level fair value marks exhibited a standard deviation of only 0.51% over the preceding ten quarters—a level of stability that is implausible given the risk profile of FSK's portfolio and inconsistent with observable market conditions. *See supra* §V.B. Defendant failed to adjust marks to reflect the credit deterioration, software repricing, and increased default expectations that were evident in public markets and recognized by rating agencies, credit analysts, and FSK's own lenders (who cut the Fund's credit facility by approximately $650 million). *See supra* §§V.B, VII.A.

233.     Defendant's failure to make timely and adequate write-downs resulted in inflated reported asset values and inflated NII throughout the relevant period, which in turn inflated both the management fees and the incentive fees that Defendant extracted from FSK. *See supra* §§IV.C, IV.F.2, V.A.

### D.     Defendant Failed to Discharge Its Fiduciary Duty to Determine Fair Value in Good Faith

234.     Defendant's obligations under SEC Rule 2a-5 and ICA Section 36(b) created a clear duty to determine the fair value of FSK's portfolio investments in good faith and to ensure that the compensation it received from FSK was not excessive. *See supra* §IX.D. The SEC requires the Valuation Designee to assess and manage material conflicts of interest. Defendant's direct financial benefit from higher marks is precisely the conflict Rule 2a-5 was

designed to address, yet FSK's mark stability suggests this conflict was not effectively constrained.

235.    Defendant received $342 million in total fees in 2025 calculated on asset values and investment income that it controls. *See supra* §§IV.B, IV.D. Those fees were extracted during a period of significant portfolio deterioration, declining NAV, and observable market stress, conditions that should have resulted in lower marks, lower reported income, and correspondingly lower fees.

236.    The magnitude of the disconnect between Defendant's reported values and economic reality is evidenced by multiple converging indicators: PIK income reached 34.3% of NII, *see supra* §IV.F.3; FSK's stock traded at a 45.9% discount to reported NAV, *see supra* §V.C; an escalating non-accrual rate that well exceeds the BDC industry average, *see supra* §VI.C.; software exposure of 16.4% (plus 13.9% through the software-focused JV) subjected the portfolio to sector-wide repricing, *see supra* §VII.B; and FSK operated at leverage ratios between 1.11x and 1.30x throughout the relevant period, *see supra* §IV.C.1. These indicators, taken together, demonstrate that the Board did not effectively challenge Defendant's valuation conclusions. *See supra* §VIII.

237.    FSK's Board oversight of the Valuation Designee and fair value determinations of the Fund's portfolio investments was limited. The independent directors relied on Defendant's models and valuation firms selected and paid for by Defendant. *See supra* §V.E.

238.    The valuation process of FSK's portfolio is the predictable outcome of a system where the entity controlling the marks benefits financially from holding them high and co-invests alongside the platform in the very positions being marked. *See supra* §V.A. The apparent stability of FSK's marks is not a reflection of genuine value stability or evidence of credit quality, but rather a warning that valuation movements were suppressed rather than independently measured. *See supra* §V.B. Defendant failed to discharge its fiduciary duty by

permitting this conflict-ridden process to produce valuations that inflated its own compensation at the expense of FSK and its stockholders.

239.    This is precisely the type of conflict Section 36(b) was designed to police. Plaintiff does not allege that private credit, BDCs or Level 3 assets are improper. Nor does Plaintiff allege that a long-term, hold-to-maturity investment strategy is inconsistent with fair-value accounting. The point is the opposite: because FSK holds illiquid Level 3 assets without readily available market quotations, the ICA, Rule 2a-5 and the Investment Advisory Agreement's fee structure make timely, good-faith fair value determinations essential. A long-term investment strategy does not excuse stale marks. Fair-value accounting necessarily requires judgment, variability and, where market conditions or borrower performance warrant it, timely write-downs. Those write-downs do not defeat a private credit strategy; they are the mechanism by which stockholders receive a current measure of NAV, risk, leverage and performance.

240.    Defendant's compensation structure was not aligned with that regime. In a fund holding publicly traded securities, market prices discipline the fee base. In FSK, however, Defendant was paid based on reported gross assets and accrued income while also serving as the Valuation Designee responsible for determining the fair value of FSK's illiquid investments. That structure made valuation a compensation issue. As macro uncertainty, software sector repricing, elevated PIK income, rising non-accruals, and widening market discounts tested FSK's portfolio, Defendant continued to receive substantial cash compensation while stockholders bore the downside through NAV erosion, realized and unrealized losses, leverage, cash-distribution pressure, and delayed recognition of credit deterioration. Here, the Investment Advisory Agreement's architecture permitted Defendant to capture current economics from marks it controlled and non-cash income it accrued, while stockholders bore the later loss if those marks or accruals proved overstated or uncollectible.

241.    The repeated continuation of that same Investment Advisory Agreement could not have been the product of arm's-length bargaining in light of all surrounding circumstances, particularly by April 2025. By then, the warning signs were already visible: FSK's reliance on PIK income had grown, its stock traded at a persistent discount to reported NAV, non-accrual risk was increasing, the portfolio's Level 3 marks remained unusually smooth, the Agreement lacked a meaningful total-return limitation or clawback for uncollected PIK income and Defendant continued to receive substantial fees despite declining NAV and realized losses. A truly independent counterparty bargaining for FSK's stockholders would not have agreed to preserve that asymmetry without meaningful protections.

242.    The Investment Advisory Agreement lacked protections that would have aligned Defendant's compensation with realized stockholder value, including meaningful breakpoints, total-return limitations, clawbacks for incentive fees earned on uncollected PIK or deferred income and valuation safeguards sufficient to prevent Defendant from receiving current cash compensation on values or income that later proved unrealized. The absence of those protections is central to Plaintiff's Section 36(b) claim: the fees Defendant received were grossly disproportionate to the services provided, misaligned with FSK's actual economic performance, and could not have been the product of arm's-length bargaining in light of all surrounding circumstances.

## COUNT I

### ICA SECTION 36(b) BREACH OF FIDUCIARY DUTY
### (EXCESSIVE INVESTMENT ADVISORY FEES)

243.    Plaintiff repeats and realleges each and every allegation set forth above as if fully set forth herein.

244.    Plaintiff brings this Count for the benefit of FSK against Defendant for breach of fiduciary duty with respect to the receipt of compensation as defined by ICA § 36(b).

245.    Defendant is the investment adviser to FSK. Under Section 36(b), Defendant owes a fiduciary duty to FSK with respect to Defendant's receipt of investment advisory fees from FSK.

246.    Defendant breached its fiduciary duty under Section 36(b) by failing to put the interests of FSK and its stockholders ahead of its own interests and charging investment advisory fees to FSK that are so disproportionately large that they bear no reasonable relationship to the value of the services provided by Defendant and could not have been the product of arm's-length bargaining.

247.    Plaintiff seeks, pursuant to Section 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendant, up to and including, "the amount of compensation or payments received from" FSK, and/or, the "other relief" permitted by Section 36(b)(3), including but not limited the equitable remedies of rescission or reformation of contract.

248.    Alternatively, or in addition, Plaintiff seeks, pursuant to Section 47(b) of the ICA, 15 U.S.C. §80a-46(b), rescission of the Investment Advisory Agreement.

## PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment as follows:

A.    Declaring that Defendant has breached its fiduciary duty under Section 36(b) of the ICA through the receipt of excessive investment advisory fees from FSK;

B.    Preliminarily and permanently enjoining Defendant from further breaches of its fiduciary duty under the ICA;

C.    Awarding damages, including, without limitation, rescissory damages and disgorgement, against Defendant in an amount including all investment advisory, supervisory and administrative, distribution and servicing fees paid to Defendants by the Fund for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

D.  An order awarding such equitable relief as the Court deems appropriate to remedy the asymmetrical compensation structure, including, without limitation, relief designed to ensure that advisory compensation is aligned with realized investment performance and does not reward non-cash or unrealized income, and imposing the clawback of incentive fees paid on deferred income not ultimately realized by the Fund;

E.  An order rescinding the Investment Advisory Agreement pursuant to the "other relief" permitted by Section 36(b)(3) of the ICA or rescission permitted under Section 47 of the ICA, including restitution to FSK of the excessive investment advisory fees paid by FSK from one year prior to the commencement of this action on behalf of FSK through the date of trial, lost investment returns on those amounts, and interest thereon;

F.  An order awarding Plaintiff reasonable costs in this action, including attorneys' fees, expert witness fees, and such other items as may be allowed to the maximum extent permitted by law; and

G.  An order awarding such other and further relief in Plaintiff's favor, on behalf of FSK, as the Court deems equitable and just.

Dated: July 15, 2026

**GRANT & EISENHOFER P.A.**

By: *s/ James S. Notis*
James S. Notis
Meagan A. Farmer
485 Lexington Avenue, 29th Floor
New York, NY 10017
Tel: 646-722-8500
jnotis@gelaw.com
mfarmer@gelaw.com

Michael J. Barry
Christine M. Mackintosh
123 Justison Street
Wilmington, DE 19801
Tel: 302-622-7000
mbarry@gelaw.com
cmackintosh@gelaw.com

**BERNSTEIN LITOWITZ BERGER &
  GROSSMANN LLP**

By: *s/ Katherine M. Sinderson*
Katherine M. Sinderson
Mark Lebovitch
1251 Avenue of the Americas
New York, NY 10020
Tel: 212-554-1519
katiem@blbglaw.com
markl@blbglaw.com

**WOOLERY & CO. PLLC**
James Woolery
Derick Pillai
20 East 49th Street
New York, NY 10017
Tel: 212-287-7377
james@wooleryco.com
derick@wooleryco.com

*Counsel for Plaintiff*

**VERIFICATION**

I, Scott Lang Harper, hereby declare under 28 U.S.C. § 1746 that:

1.    I am the General Counsel of the Employees Retirement System of the City of St. Louis ("Plaintiff") and am authorized to make this verification on behalf of Plaintiff.

2.    Plaintiff is currently and at all relevant times has been a stockholder of FS KKR Capital Corporation.

3.    I have reviewed the allegations in the Verified Complaint. As to those allegations of which Plaintiff has personal knowledge, I believe them to be true. As to those allegations of which Plaintiff lacks personal knowledge, Plaintiff relies upon the investigation of Plaintiff's counsel, and I believe them to be true and correct to the best of my knowledge, information and belief.

4.    Having received a copy of the Verified Complaint and reviewed it with counsel, I authorized its filing.

I declare under penalty of perjury under the laws of the United States of America that the foregoing is true and correct.

Executed on July _14_, 2026

_____
Scott Lang Harper, General Counsel
Employees Retirement System of the City of St. Louis